Filed Pursuant to Rule 424(b)(3)

Registration No. 333-123579

$300,000,000

1.50% Senior Convertible Notes Due 2009,

2.00% Senior Convertible Notes Due 2011 and

34,762,457 Shares of Common Stock

Issuable Upon Conversion of the Notes

In December 2004, Gateway, Inc. issued $150 million aggregate principal amount of 1.50% Senior Convertible Notes due 2009 and $150 million aggregate principal amount of 2.00% Senior Convertible Notes due 2011 (together with the 1.50% Convertible Senior Notes due 2009, the “notes”) in a private placement to qualified institutional buyers pursuant to the exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Act”), afforded by Section 4(2) of the Act and Rule 144A under the Act. This prospectus will be used by selling holders to resell their notes and the common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the sale of these securities.

Holders of the notes may convert the notes into shares of our common stock at a conversion rate of 115.8749 shares per $1,000 principal amount of notes (representing an initial conversion price of approximately $8.63 per share of common stock), subject to adjustment prior to the close of business on the notes’ respective final maturity date. Upon conversion, we will have the right to deliver, in lieu of common stock, cash or a combination of cash and common stock.

Holders may require us to purchase some or all of the notes at any time upon the occurrence of certain designated events at a price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, to but excluding the purchase date.

In addition, if a holder elects to convert its notes in connection with the occurrence of a designated event that is also a fundamental change that occurs prior to the respective maturity date of the notes, the holder will be entitled to receive additional shares of common stock upon conversion in certain circumstances.

We will not be permitted to redeem the notes prior to each series’ respective maturity date. The notes are our unsubordinated unsecured debt and will rank on a parity with all of our other existing and future unsubordinated unsecured debt and prior to all of our future subordinated debt.

Our common stock is listed on the New York Stock Exchange under the symbol “GTW.” On June 16, 2005, the closing price of our common stock as reported on the NYSE Composite Tape was $3.49 per share.

Investing in our common stock or the notes involves certain risks. See “ Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 17, 2005

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

The following information is qualified by the more detailed information appearing elsewhere in this prospectus. Prospective investors should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the notes thereto, which are incorporated into this prospectus by reference, before making an investment decision. As used in this prospectus, “Gateway,” “we,” “company,” “our,” “us” or similar terms refer to Gateway, Inc. and its subsidiaries, except where the context otherwise requires or as otherwise indicated.

Gateway, Inc.

Gateway, Inc. directly and indirectly sells desktop and notebook computers and servers (“PCs”), PC-related products and services that are enabled by or connect with PCs (“Non-PC/convergence”) to third-party retailers, consumers, businesses, government agencies and educational institutions. Non-PC/convergence products and services consist of all products and services other than the PC, such as plasma and liquid crystal display (“LCD”) TVs, digital music players, peripherals, software, accessories, extended warranty services, training, internet access, and enterprise system and networking products and services. Our value-based eMachines’ brand is sold exclusively through third-party retailers, while our premium Gateway brand is sold through our direct sales force, over the phone and web, as well as through third-party retailers and value added resellers.

We are a Delaware corporation listed on the New York Stock Exchange under the symbol GTW. Our principal executive offices are located at 7565 Irvine Center Drive, Irvine, California 92618. Our telephone number is (949) 471-7000. Our website address is http://www.gateway.com. Information contained on our website is not incorporated into this prospectus.

The Offering

Securities Offered	$150 million principal amount of 1.50% Senior Convertible Notes due 2009 (the “notes due 2009”), including an aggregate of shares of common stock issuable upon conversion thereof; and

$150 million principal amount of 2.00% Senior Convertible Notes due 2011 (the “notes due 2011”), including an aggregate of shares of common stock issuable upon conversion thereof.

References to the “notes” refer to the notes due 2009 and the notes due 2011, collectively.

Maturity Date	The notes due 2009 will mature on December 31, 2009 and the notes due 2011 will mature on December 31, 2011.

Interest

1.50% per annum on the principal amount of the notes due 2009, and 2.00% per annum on the principal amount of the notes due 2011, in each case payable semi-annually in arrears in cash on June 30 and December 31 of each year, beginning June 30, 2005.

Conversion

Holders may convert the notes into shares of our common stock at a conversion rate of 115.8749 shares per $1,000 principal amount of notes (representing an initial conversion price of approximately $8.63 per share of common stock), subject to adjustment, prior to the close of business on the business day immediately prior to the final maturity date.

In addition, if a holder elects to convert its notes in connection with the occurrence of a designated event that is also a fundamental change that occurs prior to the maturity date of the notes, the holder will be entitled to receive additional shares of common stock upon conversion in certain circumstances as described under “Description of Notes—Conversion of Notes—Make Whole Payment Upon the Occurrence of a Designated Event that is also a Fundamental Change.”

Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock. See “Description of Notes—Conversion of Notes—Settlement Upon Conversion.”

Repurchase at the Option of the Holder Upon a Designated Event

If a designated event (as described under “Description of Notes—Repurchase at Option of the Holder Upon a Designated Event”) occurs prior to maturity, holders may require us to repurchase all or part of the notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest.

If a designated event that is a fundamental change occurs at any time when we are prohibited from repurchasing the notes for cash, we will instead deliver shares of common stock as described under “Description of Notes—Repurchase at Option of the Holder Upon a Designated Event.”

Redemption	We will not be permitted to redeem the notes of either series prior to their stated maturity date.

Issue Price	Each note was issued at a price of 100% of its principal amount plus accrued interest, if any, from December 21, 2004.

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling holder of the notes or the underlying common stock.

Ranking

The notes are our direct, unsecured and unsubordinated obligations, and rank equal in priority with all of our existing and future unsecured indebtedness and senior in right of payment to all of our future subordinated indebtedness. The notes effectively rank junior to the debt that we incur under our $200,000,000 senior secured credit facility. To the extent we conduct operations, now or in the future, through subsidiaries, creditors of those subsidiaries, including trade creditors and secured creditors, will generally have claims to the assets of our subsidiaries that are superior to the claims of our creditors, including holders of the notes. As of December 31, 2004, we had unsubordinated indebtedness of $387 million, all of which was guaranteed by our subsidiaries or secured by our or their assets. In addition, as of December 31, 2004, our subsidiaries had approximately $79 million in restructuring liabilities, to which the notes are effectively subordinated.

Events of Default

The indenture governing the notes contains customary events of default; provided that if the outstanding notes are declared immediately due and payable as a result of an event of default (except as a result of an event of default arising from bankruptcy, insolvency or reorganization) at a time when we are prohibited from repurchasing the notes, we shall, if so requested by any holder, pay the principal, premium, if any, and additional interest, if any, on such holder’s outstanding notes in shares of common stock as described under “Description of Notes—Events of Default.”

New York Stock Exchange Symbol	GTW.

Risk Factors

In analyzing an investment in the notes, prospective investors should carefully consider, along with other matters referred to and incorporated by reference in this prospectus, the information set forth under “Risk Factors,” beginning on page 4.

RISK FACTORS

You should carefully consider the following risks and all of the other information set forth or incorporated by reference in this prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

The prospectus and the documents incorporated herein contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus, including by incorporation by reference.

Risks Related to Our Business and Industry

In addition to other information contained in or incorporated by reference in this prospectus, the following factors could affect our future business, results of operations, cash flows or financial position, and could cause future results to differ materially from those expressed in any of the forward-looking statements contained in this prospectus.

There are significant risks and uncertainties associated with our integration of eMachines which could adversely impact our results of operations.

In the first quarter 2004, we acquired eMachines, Inc., a privately-held PC distributor. In connection with the transaction, there have been significant changes in Gateway’s business model and management team. Working through integration issues has been complex, time-consuming and expensive. Although the majority of the integration tasks have been completed, some of the significant challenges we may continue to face include:

•	the continued integration of our procurement, logistics, distribution channels, and customer service operations, including coordinating and combining administrative, manufacturing, facilities and relationships with third-parties while maintaining adequate standards, controls and procedures could result in short-term disruptions which could affect delivery schedules and estimated arrival dates. This could in turn affect our ability to acquire or maintain customer relationships;

•	consolidating our corporate IT infrastructure, including the implementation of an integrated information management system to support improved productivity, inventory and forecasting management and lower costs, as well as order capture and customer service applications;

•	demonstrating to customers and resellers that the change in our business model will not result in adverse changes in service standards or business focus or in coordinating sales, marketing and distribution efforts (i.e., channel conflict); and

•	integrating cultures and management structures, maintaining employee morale and retaining key employees.

While we believe the combined operations of Gateway/eMachines create a much stronger organization, there is no assurance that management will be able to successfully address these challenges. Failure to do so could result in some or all of the benefits of the acquisition being delayed or not realized at all and would negatively impact our financial position and results of operations.

The PC industry is extremely competitive and pricing pressures have harmed our gross margins and challenge our ability to maintain or return to profitability.

Consolidation in the PC industry has resulted in larger and stronger competitors in many of our markets and we have experienced increased competition in the PC industry and lost market share in certain of our business segments. We compete primarily on the basis of customer satisfaction, price, product value, technology, product offerings with innovative performance features, quality, reliability, brand recognition, customer service and support and by maintaining strategic supplier relationships that enable us to bring products to market quickly. We expect these competitive pressures to continue into the foreseeable future. We also expect that average sales prices of our PCs will continue to decline, although this may be partially offset by an increased product mix of relatively higher priced notebook PCs, Gateway branded PCs in Retail and thin film transistor or liquid crystal display monitors. If we continue to reduce PC prices in response to competition, we may be unable to maintain or improve gross margins through cost reductions or offsetting sales of higher margin Non-PC/convergence products. In addition, demand within our Direct Sales segment has declined and may further decline due to significantly reduced marketing expenditures, which could result in lower total company gross margins. To the extent we are unable to maintain or grow our market share and maintain or improve our gross margins, our business prospects and financial condition would be adversely affected.

Reliance upon third-party patents and intellectual property licensing could limit our ability to innovate and exposes us to actual and potential litigation.

There is no assurance that we will continue to have access to existing or new third-party technology for use in our products. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products and business methods, we believe that based upon past experience and industry practice, such licenses generally can be obtained on commercially reasonable terms. However, there is no assurance that the necessary licenses would be available on acceptable terms. If we or our suppliers are unable to obtain such licenses, we may be forced to market products without certain desirable technological features. We could also incur substantial costs to redesign our products around other parties’ protected technology.

Because of technological changes in the PC industry and the convergence of PCs with non-PC products, current extensive patent coverage, and the rapid rate of issuance of new patents, it is possible certain components of our products and business methods may unknowingly infringe upon existing patents of others. For example, we are a party to various lawsuits and claims, including assertions of patent infringements and intellectual property-related administrative proceedings that arise in connection with our business including disputes with, among others, affiliates of Hewlett-Packard Company and Lucent Technologies, Inc. Although intellectual property-related lawsuits and claims have not historically had a material adverse effect on our consolidated financial position, operating results or cash flows, we cannot predict the outcome of these matters with certainty. Some of these lawsuits allege substantial damages and also seek injunctive relief to stop us from selling products alleged to infringe patents of others. If such relief was granted or substantial damages were incurred, our business and results of operations would be materially adversely affected. In addition, responding to such claims, regardless of their merit, is time consuming, results in significant expenses, and diverts the attention of management and technical personnel.

We attempt to transfer the risk of inadvertent patent infringement to our original design manufacturers and suppliers via contract. We are not always successful in contractually transferring such risk to our original design manufacturers and suppliers, and even when we do so we may be unable to enforce their obligations or they may be unable to adequately defend any patent infringement claims against our PCs and Gateway-branded Non-PC/convergence products. If we are unable to impose upon our original design manufacturers and suppliers the costs of patent infringement claims, our future operating results and financial condition could be materially adversely affected.

Because one customer accounts for a substantial portion of our revenues, the loss of this customer would cause a significant decline in our revenues.

A single customer, Best Buy, accounted for approximately 23% of total revenues during 2004 and 29% of total revenues for the first quarter of 2005 and is expected to continue to be a significant customer for the balance of 2005. Although we constantly work to expand and diversify our customer base, reductions or terminations of product purchases by this customer or other major third-party retailers without an offsetting increase in new sales to other customers, would result in a substantial decline in our revenue and operating results.

Failure to develop and maintain relationships with several key third-party retailers could adversely affect sales.

Our products are sold primarily through direct channels and third-party retail partners. Third-party retail sales expanded significantly in 2004 and are expected to continue to expand in 2005. We expect a substantial portion of our future sales will be to a small number of key third-party retailers. Additionally, third party retailer orders may be subject to considerable variability from quarter to quarter. If the financial condition of these retailers weakens or if they were to cease or significantly reduce the distribution of our products, Gateway’s business and financial results could be adversely affected. If significant variability is experienced, Gateway’s business and financial results for a particular quarter could be adversely affected. In addition, failure to foster and maintain strategic relationships with these retailers and find a balance between direct sales and third-party retail sales would have a significant adverse impact on revenues.

War and the related political and economic uncertainties may adversely affect our operating results.

War and the related political and economic uncertainties, terrorist attacks, national and international responses to terrorist attacks, and other acts of hostility could materially adversely affect demand for our products, disrupt our supply chain or customer fulfillment logistics or operations, resulting in an adverse impact on our future operating results and financial condition.

If we cannot reverse our continued net losses or negative cash flows, the business could fail.

We experienced net losses in the years ended December 31, 2002, 2003 and 2004 of $298 million, $515 million and $568 million, respectively, and a net loss of $5 million in the first quarter of 2005. While our previously announced restructuring, transformation and integration costs are largely completed, continuation of significant net losses would materially adversely affect Gateway’s financial condition, results of operations and cash flows.

Our cash and marketable securities balances have declined since the first quarter of 2004 from historically higher levels due to the eMachines acquisition, restructuring our company, working capital usage in support of expanding our Retail business, and other operating, investing and financing activities. We expect to incur approximately $55 million (approximately $20 million on a net basis after including proceeds from the sale of assets) in restructuring outlays associated with previously announced restructuring plans, including approximately $30 million during the remainder of 2005, $11 million in 2006, and $14 million thereafter. If we are unable to reverse our negative cash flow, following completion of our cash outlays in 2005 from previously announced restructuring plans, we will continue to have declining cash and marketable securities balances. While we believe we will have sufficient cash and financial flexibility to meet our operational cash needs, if we are unable to maintain sufficient liquidity, our future results of operations and financial condition will be adversely impacted.

If we fail to attract new customers and/or retain our existing customers, our operating results will be adversely impacted.

The success of our business depends on increasing the overall number of customer transactions in a cost-effective manner. To do this, we must attract new prospects and repeat customers through our various marketing channels, including our website, our telephone call centers, our professional sales force and our third-party retail partners, and then convert these interactions into sales transactions. Our significantly reduced marketing expenditures have resulted in reduced demand within our Direct Sales segment. Our ability to successfully bid on future public sector business could be negatively impacted if we fail to perform under any of our existing public sector contracts. Furthermore, some of our third-party retail partners have started, or we expect that they will start, selling private label PCs at competitive prices. These sales have the potential to adversely affect our market share. If we do not achieve increased transaction volume, our ability to grow and become profitable will be adversely impacted.

Information technology systems integration issues could disrupt our internal operations, which could have significant adverse effects on our profitability.

We are implementing a new enterprise resource planning system, as well as order capture and customer service applications, and continue to develop and modify certain of our systems. Given our ongoing systems integration work, portions of our information technology infrastructure may experience interruptions, delays or cessations of service or produce system errors. We may not be successful in implementing these new systems, and transitioning data and other aspects of the process could be expensive, time consuming, and disruptive. Any disruptions that may occur in the implementation of these new systems or any future systems could adversely affect our ability to report in an accurate and timely manner the results of our financial operations and otherwise efficiently operate our business, which could have significant adverse effects on our profitability.

We are dependent on manufacturing and services provided by a limited number of third parties and failure to properly manage these relationships could significantly impact our results of operations.

We are dependent upon third-party providers of manufacturing and support services. We outsource all of our manufacturing operations, a significant portion of our service and support functions, and some administrative and operational services to third-party providers under contract. One of the third-party providers of service and support functions is partly-owned by Gateway and controlled by a Gateway consultant. Although we have partnered with certain vendors, we have no assurance that business interruptions will not occur or that these third-parties will meet the needs of our business. If we are unable to properly manage our partnerships with these third-party providers or accurately forecast our demand requirements for them, our revenues and gross margins may be adversely affected. Similarly, if our third-party providers do not comply with their contractual obligations or if we are not able to manage conflicts of interest inherent in related party transactions, our results of operations could be adversely impacted.

We require a high volume of quality products and components for our PC and Non-PC/convergence offerings, substantially all of which are obtained from a limited number of original design manufacturers and suppliers. In some circumstances we maintain single or dual-source vendor relationships, such as with Microsoft for operating system products and Intel and AMD for PC microprocessors. If the supply of a key material product or component is delayed or curtailed, our ability to ship the related product in a timely and cost-effective manner could be adversely affected. We seek to mitigate a portion of these risks in some cases by maintaining insurance to protect ourselves against loss of profits due to a vendor’s inability to perform due to an insurable property loss. In addition, we seek to mitigate such risks by having dual sources of supply where appropriate and by using reputable and reliable vendors. However, even where multiple vendors are available, we may source from a single vendor to take advantage of volume discounts, for product technical characteristics or quality reasons, or to maintain access to certain key components that are at times subject to industry-wide availability and pricing pressures. In cases where we need to switch to another original design manufacturer or supplier and alternative sources of supply are available, qualification of the sources and establishment of reliable new or additional production with such original design manufacturers or suppliers could result in delays and possible reduction in net sales. We also receive market development funding from a few of these suppliers. If the amount of market development funding were to significantly decline, our results of operations could be adversely affected.

To minimize some of these risks, we monitor the financial status of certain key original design manufacturers and suppliers, assess the likelihood of disruption to the supply of products or components and establish in advance a plan to migrate to an alternative supplier, if necessary. One of our key original design manufacturers recently filed a request for court receivership. A back up and migration plan has been implemented to largely reduce our reliance on this specific original design manufacturer. However, there can be no assurance that such back up and migration plans for any key original design manufacturer or supplier that experiences financial instability would prevent delays or curtailments of deliveries of key products or components, which could adversely affect our future operating results and financial condition.

Industry consolidation also impacts our supply chain. Many of our competitors obtain products or components from the same original design manufacturers and suppliers that we utilize. Our competitors may obtain better pricing and other terms, more favorable allocations of products and components during periods of limited supply, and could limit our ability to engage in relationships with certain original design manufacturers and suppliers. In addition, certain of our original design manufacturers and suppliers may decide in the future to not continue conducting business with us. Any of these actions by our competitors, original design manufactures or suppliers could adversely affect our future operating results and financial condition.

Our reliance on third-party suppliers of key products and components exposes us to potential product quality issues and unanticipated warranty costs that could affect the on-time delivery and performance of our products and services.

While outsourcing arrangements may lower our product and operating costs, they also reduce our direct control over production and distribution. If we are unable to ship our products in desired quantities and in a timely manner due to a delay or curtailment of the supply of material products or components, or product quality issues arise due to faulty products or components manufactured by third-party suppliers and/or original design manufacturers, the market for our products or services could be adversely affected with a resulting reduction in revenues. Our estimated warranty and extended warranty costs are affected by ongoing product failure rates and specific product class failures. If product failure rates, material usage or service delivery costs exceed our estimates due to faulty products or components manufactured by third-party suppliers and/or original design manufacturers, warranty expenses may increase. In many instances we rely on offshore suppliers, particularly from Asia, for product assembly and manufacturing, and risks associated with transportation, including timely delivery to our primary ports of Los Angeles and Long Beach, California, and other natural or human factors may disrupt the flow of product. If for any reason manufacturing or logistics in any of these locations or the subsequent transportation to the U.S. or other customer locations is disrupted by economic, business, environmental, political, medical, military, or terrorist events, Gateway’s operations and financial condition could be adversely affected. In addition, we may experience production and financial difficulties if any of our significant third-party suppliers suffer financial instability. This includes our likely inability to obtain reimbursement for prepaid warranty costs from certain original design manufacturers, should their financial condition deteriorate. Should such third-party suppliers fail to either produce or deliver products as scheduled or to provide prepaid warranty coverage, our operations and financial condition may be adversely affected.

Reduced availability of consumer financing from third-party financing providers could adversely affect revenues.

Third-party financial institutions provided financing on approximately 21% of our Direct Sales segment net sales during the first quarter of 2005 on a non-recourse basis to Gateway. The agreements are considered non-recourse as Gateway is not liable or responsible for non-payment by any customer, apart from certain sharing arrangements related to customer fraud. On April 1, 2005, the relationship with one of our consumer lending partners was terminated. In June 2005, we entered into an exclusive arrangement with a new consumer lending partner and the relationships with our other current consumer lending partners will be phased out during the third and fourth quarters of 2005. During this period, the financing activities previously provided by such lenders will be migrated to our new exclusive consumer lending partner.

Reduced availability of financing generally or tightening in consumer credit policies from our third-party financial provider could materially and adversely affect the amount of our Direct Sales segment net sales. Should we need to switch in the future to another financing partner and provided alternative partners are available, qualification of the new partner and establishment of reliable operations with such partner could result in delays and possible reduction in Direct Sales segment net sales from levels we might otherwise achieve.

Public perception regarding Internet security and online privacy could adversely affect our revenues and fraudulent customer activities perpetrated online could result in losses.

Customer concerns over the security of transactions conducted on the internet or the privacy of user information may inhibit the growth of our web sales. To transmit confidential information, such as customer credit card numbers securely, we rely on encryption and authentication technology. Unanticipated events or developments could result in a compromise or breach of the systems we use to protect customer transaction data. Furthermore, our information systems infrastructure and that of our service providers may be vulnerable to viruses, other harmful code or harmful activity transmitted over the internet. While we proactively search and protect against intrusions into our infrastructure, a virus, other harmful code or harmful activity could cause a service disruption.

Even though historical losses related to fraudulent customer activities have been minimal, we bear some of the financial risk from products or services purchased through fraudulent payment methods. We have implemented a number of anti-fraud measures, but a failure to adequately control fraudulent methods of payment could adversely affect our operations and financial results.

Failure to develop and introduce new and technologically advanced products in an industry characterized by short product life cycles could adversely affect our growth and efforts to return to profitability.

Our business model depends on bringing new and innovative products to market quickly. The success of our product introductions depends on many factors including the availability of new products, successful quality control and launch readiness efforts, our ability to successfully forecast product demand, training of sales and support personnel, and customer acceptance of new technology. If we are unable to successfully forecast demand for new products, we may not properly manage our inventory levels and may have increased exposure to supply shortages, product obsolescence and other supply-related risks.

Short product life cycles resulting from rapid changes in technology and consumer preferences and declining product prices characterize the PC industry and Non-PC/convergence products. Our internal engineering personnel work closely with product and component suppliers and other technology developers to evaluate the latest developments in PC and Non-PC/convergence products. There is no assurance that we will continue to have access to or the right to use new technology, or be successful incorporating such new technology in our products in a timely manner.

The failure to properly manage inventory could result in material losses.

By distributing many of our products directly to our customers, prior to our acquisition of eMachines and its third-party retail relationships, we historically have avoided the need to maintain high levels of finished goods inventory. This minimized costs and allowed us to respond more quickly to changing customer demands and reduced our exposure to the risk of product obsolescence. As we increase sales volume into third-party retail channels, managing our inventory effectively has become increasingly important. Third-party retailers may quickly increase orders during periods of product shortages, cancel orders if their inventory is too high, or delay orders in anticipation of new products. Orders also may be adjusted in response to the supply of our competitors’ products and seasonal fluctuations in end-user demand. In addition, we maintain certain component products in inventory for servicing our products. If we are not successful in forecasting component or product demand, we could have excess or insufficient inventory of certain components or products and any excess inventory may result in reduced prices and inventory write downs, which in turn could result in lower gross margins. A decrease in market demand or a decision to increase supply, among other factors, could result in higher finished goods and component inventory levels, and a decrease in value of this inventory could have a negative effect on our results of operations. Although we believe our inventory and related reserve provisions are adequate, given the rapid and unpredictable pace of product obsolescence in the PC industry, no assurance can be given that we will not incur significant additional inventory and related charges.

The failure to attract, retain and motivate key personnel could have a significant near-term adverse impact on our operations.

Our ability to retain and attract key personnel has been impacted by significant turnover in senior management during 2004 as a result of the integration of Gateway and eMachines, the relocation of our corporate headquarters to Irvine, California in September 2004, and the closure of our facility in Sioux Falls, South Dakota and the closure of our manufacturing operations in North Sioux City, South Dakota in the second half of 2004. In addition, our ability to motivate employees and maintain employee morale during our transformation may be further adversely impacted by workforce reductions, from about 7,400 at the time the eMachines acquisition was announced to approximately 1,825 employees at the end of May, 2005. As a result of these workforce reductions, manpower in certain areas may be constrained, which could lead to disruptions in operations, customer care and certain corporate administrative functions over time. In addition, if we are unable to maintain and develop our infrastructure over time, including an optimal workforce size, while reducing costs, we could experience disruptions in operations, which could have a significant adverse financial impact. There can be no assurance that we will continue to successfully retain or attract the management we need, or be able to maintain an optimal workforce size. The inability to retain or attract such personnel or address manpower constraints as needed could materially adversely affect our future operating results and financial condition.

We have outsourced operations in countries outside of the U.S. that could be adversely affected by changes in the political and/or economic policies of those countries or the U.S., which could increase our cost of operations.

We have outsourced a substantial portion of our manufacturing operations to countries in Asia, Eastern Europe and Mexico. A significant change in these countries’ economic liberalization and deregulation policies could adversely affect business and economic conditions in the affected country generally and could negatively impact the cost-saving benefits of our outsourced operations overseas. While our contract obligations are typically in U.S. dollars, changes in currency exchange rates could impact our suppliers and increase our prices. In particular, although most of our transactions in the People’s Republic of China are denominated in United States dollars, the Chinese yuan to United States dollar exchange rate is currently fixed by the Chinese government and anticipated changes in China’s economic or exchange rate policies could lead to our original design manufacturers and suppliers in the People’s Republic of China negotiating increased pricing terms with us. Any political instability could also change the present satisfactory legal environment for us through the imposition of restrictions on foreign ownership, repatriation of funds, adverse labor laws, and the like. We also have outsourced workers in countries outside of the U.S. in technical support call centers, repair centers, and refurbishment centers. These outsourced operations present us with similar economic and political risks. The political climate in the U.S. also could change so that it would not be practical for us to use international operational and manufacturing centers. This could adversely affect our ability to maintain or create low-cost operations outside the U.S.

Environmental laws and regulations and unforeseen costs could impact our future earnings.

Production and marketing of products in certain states and countries may subject Gateway to environmental and other regulations. We also could face significant costs and liabilities in connection with product take-back legislation, which provides customers the ability to return product at the end of its useful life and places financial and other responsibility for environmentally safe collection, recycling, treatment and disposal with Gateway. We also face increasing complexity in our product design and procurement operations as we adjust to new and upcoming requirements relating to the materials composition of our products, including the restrictions on lead and certain other substances in electronics that will apply to specified electronics products put on the market in the European Union as of July 1, 2006 (Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive). The European Union has also finalized the Waste Electrical and Electronic Equipment Directive, which makes producers of electrical goods, including computers and printers, financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. The deadline for enacting and implementing this directive by individual European Union governments was August 13, 2004 (such legislation, together with the directive, the “WEEE Legislation”), although extensions were granted in some countries. Producers are to be financially responsible under the WEEE Legislation beginning in August 2005.

Similar laws and regulations have been or may be enacted in other regions, including in the United States, Canada, Mexico, China and Japan. Other environmental regulations may require Gateway to reengineer its products to utilize components which are more environmentally compatible and such reengineering and component substitution may result in additional costs to Gateway. Although Gateway does not anticipate any material adverse effects based on the nature of our operations and the effect of such laws, there is no assurance that such existing laws or future laws will not have a material adverse effect on Gateway.

With the shift to third-party retail, we are increasingly subject to seasonality which can make it difficult to forecast results of operations and anticipate near term developments.

Gateway’s operating margins vary among products, distribution channels and the seasonal buying habits of our customers. In addition, due to the increasing percentage of revenues through our Retail segment as compared to our overall revenues, we expect seasonally higher revenues during the second half of the year, and Professional sales are expected to be higher in the second and third quarters. Consequently, the overall operating margins of Gateway in any given period will depend, in part, on the product, geographic, and channel mix reflected in that period’s net sales, as well as seasonality factors related to the time of the year. In addition, we typically experience an increase in sales activity near quarter-end. Developments late in a quarter, such as lower-than-anticipated demand for Gateway’s products or late arriving components and scheduling/production delays at our manufacturing or logistics partners, can have significant adverse impacts on Gateway and our results of operations and financial condition.

Recent expansion into international markets exposes us to increased risks.

Gateway has recently expanded sales of PCs and certain Non-PC/convergence products into international markets. While Gateway previously sold PCs in international markets and eMachines has been selling in international markets for several years, there can be no assurance that such markets will accept Gateway PCs and Non-PC/convergence products to the extent we expect. International sales are subject to certain inherent risks including unexpected changes in regulatory requirements and tariffs, including antidumping penalties, risks in hedging for foreign currency fluctuations for non-U.S. dollar sales, difficulties in managing foreign operations, legal remedies that can affect accounts receivable collection and potentially adverse tax consequences. In addition, given that our products in international markets are sold primarily through a small number of third-party retail partners, Gateway’s business and financial results could be adversely affected if the financial condition of any of these retailers weakens or if they were to cease or significantly reduce the distribution of our products. For those international sales denominated in U.S. dollars, any strengthening of the U.S. dollar relative to the currencies of other countries into which we sell our products and services could make our products and services more expensive, thereby reducing the price-competitiveness of our products. Should any of these difficulties arise, our results of operations and financial condition could be adversely impacted.

Failure to accurately estimate and monitor our rebate-redemption rates could significantly impact results of operations.

From time to time we offer product rebates on purchases of certain of our PCs and Non-PC/convergence products. We use historical data to assist us in determining the percentage of customers who will claim these product rebates. We must estimate future product rebate redemptions to price our products effectively. If we experience an unexpected increase in rebate redemption rates, then the effective average selling price of our products would be reduced below the level we anticipated and our net revenues and gross margins would decline, thereby adversely impacting our results of operations.

A substantial portion of our customer care services are provided by third-party service providers and we could experience additional costs and/or declines in customer satisfaction levels if we are unable to properly monitor and manage such providers.

We have consolidated our service and support providers and rely on such providers to supply warranty repairs and other customer and tech-support services to our customers. While such providers are required to maintain certain service levels, there can be no guarantee that such companies will provide our customers with the same high-level of service we otherwise would provide ourselves, which could result in additional corrective costs, lower customer satisfaction levels and declines in customer demand.

If we do not maintain our reputation and expand our name recognition, we may lose customers which would adversely impact our financial results.

Developing and maintaining awareness of our Gateway and eMachines brand names is critical to achieving widespread acceptance of our PC and Non-PC/convergence offerings. Promotion and enhancement of our brand will depend largely on whether we cost-effectively provide reliable and desirable products and services to customers and the effectiveness of our marketing efforts. Currently, third-party retailers are often our first points of contact with consumers and these retailers provide much of our product advertising as we have reduced our internal spending on marketing. If these retailers reduce or cease advertising our products, we may need to increase our own sales and marketing expenses to create and maintain brand awareness among potential consumers. If customers do not perceive our products to be of high quality, our brand names and reputation could be harmed, which could adversely impact our financial results.

Recent changes in accounting for equity compensation will adversely affect earnings and could affect our ability to attract and retain key employees.

We have historically used stock options as a component of our employee compensation program in order to align employee’s interests with those of our stockholders, encourage retention, and provide competitive compensation packages. In March 2004, the FASB proposed changes to current accounting literature to require Gateway and other companies to record a charge to earnings for the fair value of employee stock option grants and other equity incentives. A final statement issued by the FASB during the fourth quarter of 2004, and updated by the Securities and Exchange Commission in April 2005, requires that companies record these additional expenses directly on the income statement effective for interim periods beginning after January 1, 2006. This will affect our future earnings per share and could limit Gateway’s willingness to use equity-based compensation plans, which could affect our ability to attract and retain employees.

Risks Related to the Notes

The notes are unsecured and are effectively junior to our secured indebtedness and structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

The notes are not secured by any of our assets or by the assets of any of our subsidiaries. In addition, the notes are not guaranteed by any of our subsidiaries. Accordingly, the notes are effectively subordinated to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. The indenture for the notes does not restrict the amount of indebtedness or other liabilities that we or our subsidiaries may incur.

On October 30, 2004, Gateway, Inc. and certain of its subsidiaries as borrowers or guarantors (collectively with Gateway, Inc., the “credit parties”), entered into a new $200 million revolving senior secured credit facility. The obligations under the credit agreement are secured by substantially all of the credit parties’ accounts receivable, inventory and certain deposit accounts into which the accounts receivable is initially deposited. Because of the security interest granted to the lenders under the credit agreement, the notes effectively rank junior to the indebtedness we incur under the credit agreement.

The credit agreement will expire on October 31, 2009, at which time all outstanding amounts under the credit agreement will be due and payable. The credit agreement contains usual and customary covenants for transactions of this type and an obligation of the credit parties to maintain $150 million of unrestricted cash or cash equivalents. In the event of a default by Gateway, Inc. or the other credit parties, the agent may, and at the direction of the requisite number of lenders shall, terminate the lenders’ commitments to make loans under the credit agreement, declare the obligations under the credit agreement immediately due and payable and enforce any and all rights of the lenders or agent under the credit agreement and the related documents. For certain events of default related to insolvency and receivership, the commitments of the lenders are automatically terminated and all outstanding obligations become immediately due and payable.

We expect from time to time to incur additional indebtedness and other liabilities, which could affect our ability to pay our obligations under the notes.

There is no public market for the notes, which could impair your ability to sell the notes.

In December 2004, we issued the notes to the initial purchasers in a private placement. The initial purchasers have advised us that they currently intend to make a market in the notes, but they are not obligated to do so, and if they do make a market in the notes they may stop at any time. As a result, we cannot assure you that a market will develop for the notes or that you will be able to sell your notes. Accordingly, you may be required to bear the financial risk of an investment in the notes for an indefinite period of time. The notes may trade at a discount from their initial offering price. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the notes will be free from similar disruptions or that any such disruption may not adversely affect the prices at which you may sell your notes.

We may not have the funds necessary to finance the repurchase of the notes or may otherwise be restricted from making such repurchase if required by holders pursuant to the indenture.

Following a designated event, we may be required to repurchase a significant amount of indebtedness in addition to the notes, and we may not have sufficient funds to repurchase all such indebtedness at that time.

For example, we entered into a new $200 million revolving senior secured credit facility on October 30, 2004. Under the credit agreement, we are obligated to maintain $150 million in the aggregate of unrestricted cash or the cash equivalents and, in the event of a default by Gateway, Inc. or the other credit parties, obligations under the credit agreement may become immediately due and payable. These provisions may limit our ability to repurchase the notes upon the occurrence of a designated event.

In addition, any future credit agreements or other agreements relating to our indebtedness could contain provisions prohibiting the repurchase of the notes under certain circumstances, or could provide that a designated event constitutes an event of default under that agreement. If any agreement governing our indebtedness prohibits or otherwise restricts us from repurchasing the notes when we become obligated to do so, we could seek the consent of the lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain such a consent or refinance the indebtedness, we would not be permitted to repurchase the notes for cash without potentially causing a default under that indebtedness. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness, causing much or all of our indebtedness to become due simultaneously when we are unable to pay it.

The make-whole amount payable upon the occurrence of a designated event that is also a fundamental change may not adequately compensate you for the lost option time value of your new notes as a result of such change of control and may not be enforceable.

If a fundamental change occurs at any time prior to the maturity of the notes, we may under certain circumstances increase the conversion rate for notes converted in connection with the designated event. The amount of such increase to the conversion rate, if any, will be based on the average of last reported sale prices of our common stock over the five trading day period ending on the trading day immediately preceding the effective date of the transaction constituting the triggering transaction. A description of how the make-whole amount will be determined is described under “Description of Notes—Conversion of Notes—Make Whole Amount Payment Upon Occurrence of a Designated Event that is also a Fundamental Change.” While the make-whole amount is designed to compensate you for the lost option time value of your notes as a result of a fundamental change, the make-whole amount is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the price paid per share of our common stock in the change of control is less than $5.85 or more than $35.00 (subject to adjustment), there will be no such make-whole amount. Furthermore, our obligation to pay the make-whole amount could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The trading prices for the notes could be directly affected by the trading prices for our common stock, which are impossible to predict.

The price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

The price at which our common stock trades has fluctuated significantly and may continue to be highly volatile. From our initial public offering in December 1993 through June 16, 2005, the closing sale price of our stock, as reported on the Nasdaq National Market or New York Stock Exchange, as appropriate, has ranged from a low of $2.02 to a high of $103.50 per share. The share prices for some other companies in our industry have experienced similar fluctuations. In addition, the stock market in general has from time to time experienced significant price and volume fluctuations that have affected the market prices for companies like ours.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions or combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock and certain issuer tender or exchange offers as described under “Description of Notes—Conversion of Notes—Conversion Procedures.” The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. We cannot assure you that an event that adversely affects the value of the notes or our common stock, but does not result in an adjustment to the conversion rate, will not occur.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.

The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock) but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, to a limited extent, under the conversion rate adjustments applicable to the notes. For example, if an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common stock.

Our executive officers, directors and substantial stockholders may be able to exert significant control over our future direction, and their interests may not always be identical to those of our public stockholders.

Our executive officers and directors and their affiliates together control approximately 30 percent of our outstanding common stock. As a result, these stockholders acting together may be able to significantly control matters requiring our stockholders’ approval, including the election of directors and approval of significant corporate transactions. Our two largest stockholders and other stockholders associated with them own in excess of 39 percent of our common stock based on the most recent Form 4 of Mr. Theodore W. Waitt, the former chairman of our board of directors, and Schedule 13D of Mr. John Hui. Until such time, if ever, that there is a significant decrease in the percentage of outstanding shares held by such stockholders, these stockholders may be able to significantly influence us through their ability to vote as stockholders regarding, among other things, election of directors and approval of significant transactions.

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and the value of the notes and our ability to raise funds in new stock offerings.

We are not restricted from issuing additional common stock during the life of the notes and have no obligation to consider your interests for any reason. Future sales of substantial amounts of our common stock or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and the value of the notes and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale, will have on the trading price of our common stock or the value of the notes.

On February 2, 2005, in accordance with the guidelines specified under Rule 10b5-1 of the Securities and Exchange Act of 1934 and our policies regarding stock transactions, Mr. Theodore W. Waitt, the former chairman of the board of directors and 26 percent shareholder of the company, adopted a pre-arranged stock trading plan to sell a portion of our common stock owned by him. Subject to certain volume limitations and public disclosure requirements, Mr. Waitt may sell approximately 21 million shares over a period of one year. If Mr. Waitt, who retains no discretion over purchases and sales under the Rule 10b5-1 plan, completes all of the planned sales of shares under his plan, he will continue to be our largest shareholder and own approximately 82 million shares, representing approximately 22 percent of our outstanding common stock (based on the number of outstanding shares at June 1, 2005).

Rating agencies may provide unsolicited ratings on the notes that could reduce the market value or liquidity of the notes.

We have not requested a rating of the notes from any rating agency and believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price or liquidity of the notes and our common stock could be harmed.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our stockholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include the following:

Classified board. Our restated certificate of incorporation divides our board of directors into three classes, each class to be as nearly equal in number of directors as possible. At each annual meeting of stockholders, directors in a class will be elected by the holders of a majority of the shares of common stock represented at the meeting for three year terms to succeed the directors of that class whose terms are expiring.

Number of directors; removal; vacancies. The number of directors constituting the board will never be less than one and will be determined by resolution of the board of directors. Any action or vote of the stockholders to increase the number of directors in excess of the maximum number of directors then in effect shall require a supermajority vote of not less than 80% of the shares entitled to act or vote.

The Delaware General Corporation Law requires that our directors may be removed from office only for cause because our board of directors is divided into three classes. Our restated certificate of incorporation provides that cause shall mean willful and gross misconduct by a director that is materially adverse to our best interests as determined conclusively by a majority of disinterested directors. In addition, vacancies and newly-created directorships on the board of directors may be filled by a majority vote of the remaining directors.

Amendment of bylaws. Our restated certificate of incorporation expressly authorizes our board of directors to alter or repeal our bylaws as it shall deem expedient and in the best interests of and to the extent permitted by law.

Advance notice provisions for stockholder nominations and proposals; written consents. Our bylaws require advance written notice for stockholders to nominate persons for election as directors at, or to bring other business before, any meeting of stockholders and to take action by written consent. These bylaw provisions limit the ability of stockholders to make nominations of persons ‘for election as directors, to introduce other proposals unless we are notified in a timely manner prior to the meeting or to effect corporate actions by written consent.

Rights Plan. Our Rights Plan may discourage any potential acquirer from acquiring more than 15 percent of our outstanding common stock since, upon this type of acquisition without approval of our board of directors, all other common stockholders will have the right to purchase a specified amount of our common stock at a substantial discount from market price, thus significantly increasing the acquisition cost to a potential acquirer. See, “Description of Capital Stock-Preferred Stock-Series B Junior Participating Preferred Stock.”

Issuance of preferred stock. Our restated certificate of incorporation provides our board of directors with the authority to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof.

These anti-takeover provisions and other similar provisions may make it more difficult for a third party to acquire us without negotiation, even if the transaction may be considered beneficial to some stockholders.

FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended or Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements with respect to our plans, projections or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of such terms or other simile terminology.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such statements. Such factors include, among others, those listed in “Risk Factors” above. See also our periodic reports and other documents filed with the SEC for further discussions of certain of the risks, uncertainties and other factors applicable to us, our business and the securities proposed to be sold. We do not intend to update any of the forward-looking statements after the date of this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the notes or common stock issuable upon conversion of the notes in this offering. All proceeds will be for the account of the selling holders, as described below. See “Selling Holders” and “Plan of Distribution” described below.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the fiscal years 2000, 2001, 2002, 2003 and 2004 and the three months ended March 31, 2005:

	Fiscal Year Ended December 31,					Three Months Ended March 31, 2005
	2000	2001	2002	2003	2004
Ratio of Earnings to Fixed Charges (1)	12.4	—	—	—	—	—

(1)	The ratio of earnings to fixed charges represents the number of times that fixed charges are covered by earnings. Earnings consist of income from continuing operations before income taxes, fixed charges, amortization of capitalized interest, distributed income of equity investees, and losses before tax of equity investees for which charges arising from guarantees are included in fixed charges, minus capitalized interest and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed and capitalized, amortization of premiums, discounts and capitalized expenses related to debt and estimated interest expense within rental expense. In the years ended December 31, 2001, 2002, 2003 and 2004 and the three months ended March 31, 2005, earnings were insufficient to cover fixed charges by $1,286 million, $476 million, $491 million, $582 million and $6 million, respectively.

DESCRIPTION OF NOTES

The notes were issued under an indenture dated as of December 21, 2004 between Gateway, as issuer, and U.S. Bank National Association, as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement. Copies of the indenture and the registration rights agreement have been incorporated by reference or filed as exhibits to the registration statement of which this prospectus is a part.

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

As used in this “Description of Notes” section, references to “Gateway,” “we,” “our” or “us” refer solely to Gateway, Inc. and not to our subsidiaries. References to the “notes” refer to the notes due 2009 and the notes due 2011, collectively.

General

The notes of each series are limited to $150 million aggregate principal amount. The notes are issued only in denominations of $1,000 and multiples of $1,000. The notes due 2009 will mature on December 31, 2009 and the notes due 2011 will mature on December 31, 2011, in each case unless earlier converted or repurchased. We may, without the consent of the holders, “reopen” the indenture and issue additional notes of each series under the indenture with the same terms and with the same CUSIP numbers as each series of notes offered hereby in an unlimited aggregate principal amount, provided that such additional notes must be part of the same issue as the relevant series of notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “Repurchase at Option of the Holder Upon a Designated Event.”

We will pay interest on June 30 and December 31 of each year, beginning June 30, 2005, to record holders at the close of business on the preceding June 15 and December 15, as the case may be, except interest payable upon repurchase will be paid to the person to whom principal is payable, unless the repurchase date falls after a record date and on or prior to the corresponding interest payment date. Interest will accrue from December 21, 2004 or from the most recent date to which interest has been paid or been duly provided for.

We maintain an office in the Borough of Manhattan, The City of New York, for the payment of interest, which shall initially be an office or agency of the trustee. We may pay interest either:

•	by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

•	by transfer to an account maintained by you in the United States.

However, payments to The Depository Trust, Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Ranking

The notes are our direct, unsecured and unsubordinated obligations, and rank equal in priority with all of our existing and future unsecured indebtedness and senior in right of payment to all of our future subordinated indebtedness. The notes effectively rank junior to the $200,000,000 of indebtedness that we incurred under our new senior secured credit facility and any future indebtedness to the extent of the collateral securing such indebtedness. To the extent we conduct operations, now or in the future, through subsidiaries, creditors of those subsidiaries, including trade creditors and secured creditors, will generally have claims to the assets of our subsidiaries that are superior to the claims of our creditors, including holders of the notes.

As of December 31, 2004, we had unsubordinated indebtedness of $387 million, all of which was guaranteed by our subsidiaries or secured by our or their assets. In addition, as of December 31, 2004, our subsidiaries had approximately $79 million in restructuring liabilities, to which the notes are effectively subordinated.

Conversion of Notes

You may convert any of your notes, in whole or in part, into common stock prior to the close of business on the business day immediately prior to the final maturity date of the notes, subject to prior repurchase of the notes.

The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. You may convert your notes in part so long as such part is $1,000 principal amount or a multiple of $1,000.

If you have submitted your notes for repurchase upon a designated event, you may convert your notes only if you withdraw your repurchase election. Upon conversion of a note, the holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest to the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made (1) if we have specified a purchase date following a designated event that is during such period or (2) only to the extent of overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

Conversion Procedures

The initial conversion rate for the notes is 115.8749 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the closing price of the common stock on the trading day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

To convert your note into common stock you must:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	if the note is certificated, surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture.

Settlement Upon Conversion

(1) Conversion on or prior to the final notice date. If we receive your notice of conversion on or prior to the day that is 23 business days prior to maturity of notes due 2009 or the notes due 2011, as the case may be (the “final notice date”), the following procedures will apply:

If we elect to satisfy all or any portion of our obligation (the “conversion obligation”) in cash, we will notify the converting holder through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is five trading days following receipt of the converting holder’s notice of conversion (the “cash settlement notice period”). If we timely elect to satisfy all or any portion of our conversion obligation in cash, the converting holder may retract its conversion notice at any time during the two-trading-day period beginning on the day after the final day of the cash settlement notice period (the “conversion retraction period”). No such retraction may be made (and a conversion notice will be irrevocable) if we do not elect to satisfy all or any portion of our conversion obligation in cash (other than cash in lieu of any fractional shares). If the conversion notice has not been retracted, then settlement (in cash and/or shares of our common stock) will occur on the third trading day following the final day of the 20-trading-day period beginning on the third trading day following the final day of the conversion retraction period (the “cash settlement averaging period”). The amount of cash and/or shares we will deliver in respect of a conversion obligation (the “settlement amount”) will be computed as follows:

•	If we elect to satisfy the entire conversion obligation in shares of our common stock, we will deliver to you a number of shares of our common stock equal to the aggregate principal amount of the notes to be converted divided by 1,000, multiplied by the then-effective conversion rate.

•	If we elect to satisfy the entire conversion obligation in cash, we will deliver to you cash in an amount equal to:

•	a number equal to (a) the aggregate principal amount of the notes to be converted divided by 1,000, multiplied by (b) the then-effective conversion rate, multiplied by

•	the arithmetic average of the volume-weighted average prices (as defined below under “—Settlement Upon Conversion”) of our common stock for each trading day during the cash settlement averaging period.

•	If we elect to satisfy a portion of the conversion obligation in cash (other than 100%), we will deliver to you that specified cash amount (“cash amount”) plus the number of shares of our common stock equal to the greater of:

•	zero, and

•	the excess, if any, of

•	the number of shares of our common stock equal to (X) the aggregate principal amount of the notes to be converted divided by 1,000, multiplied by (Y) the then effective conversion rate, minus

•	the number of shares of our common stock equal to the quotient of (X) the cash amount, divided by (Y) the arithmetic average of the volume-weighted average prices of our common stock for each trading day during the cash settlement averaging period.

(2) Conversion after the final notice date. If we receive your notice of conversion after the final notice date, we will not send individual notices of our election to satisfy all or any portion of the conversion obligation in cash. Instead, if we elect to satisfy all or any portion of the conversion obligation in cash, we will send a single notice to the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the final notice date. Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “—Conversion on or prior to the final notice date” except that the “cash settlement averaging period” shall be the 20 consecutive trading days ending on the third trading day prior to the maturity date. If we elect to satisfy all or any portion of our conversion obligation in respect of conversions made after the final notice date in cash, converting holders may retract a conversion notice that was given after the final notice date at any time prior to the close of business on the business day immediately preceding the maturity date. Settlement (in cash and/or shares) will occur on third trading day following the final day of such cash settlement averaging period.

“Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a U.S. national or regional securities exchange, on the principal other market on which our-common stock is then traded; provided, that no day on which our common stock experiences any of the following (each, a “non-trading event”) will count as a trading day:

•	any suspension of or limitation imposed on quotation or trading of our common stock on the New York Stock Exchange or any other national or regional securities exchange or association, inter-dealer quotation system or over-the-counter market; or

•	the New York Stock Exchange or any other relevant national or regional securities exchange or association, inter-dealer quotation system or over-the-counter market on which our common stock trades closes on any exchange business day prior to its scheduled closing time unless such earlier closing time is announced by the exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such exchange and (ii) the submission deadline for orders to be entered into the exchange for execution on such business day.

(3) Conversion after irrevocable election to pay principal in cash. At any time prior to maturity, we may irrevocably elect, in our sole discretion without the consent of the holders of the notes, by notice to the trustee and the holders of the notes to satisfy in cash 100% of the principal amount of the notes converted after the date of such election. After making such an election, we still may satisfy our conversion obligation to the extent it exceeds the principal amount in cash or common stock or a combination of cash and common stock. We will provide notice of our election in the same manner as set forth above under either “—Conversion after the final notice date” or “—Conversion on or prior to the final notice date,” whichever is applicable. Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth under “—Conversion after the final notice date” or “—Conversion on or prior to the final notice date,” as applicable.

The “volume-weighted average price” of one share of our common stock on any trading day will be the volume-weighted average prices as displayed under the heading “Bloomberg VWAP” on Bloomberg Page GTW <equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on that trading day (or if such volume-weighted average price is not available, the market value of one share of our common stock on such trading day as we determine in good faith using a volume-weighted method).

Notwithstanding the above, if our common stock experiences any non-trading event on any day during the original cash settlement averaging period (determined assuming our common stock experienced no non-trading event during that period) that would result in a volume-weighted average price being determined later than the eighth trading day after the last day of the original cash settlement averaging period, then we will determine any delayed and undetermined prices on that eighth trading day based on our good faith estimate of our common stock’s value on the day on which such non-trading event occurred.

We will not issue fractional shares of our common stock upon conversion of notes. Instead, we will pay a cash amount based upon the closing price of our common stock on the trading day that is three business days prior to the conversion date.

Make Whole Payment Upon the Occurrence of a Designated Event that is also a Fundamental Change

If you elect to convert your notes upon the occurrence of a designated event that is also a fundamental change that occurs prior to the maturity date of the notes, in certain circumstances, you will be entitled to receive, in addition to a number of shares of common stock equal to the applicable conversion rate, an additional number of shares of common stock (the “additional shares”) as described below.

The number of additional shares will be determined for the relevant series of notes by reference to the applicable table below, based on the date on which the corporate transaction becomes effective (the “effective date”) and the average of the last reported sale prices of our common stock over the five trading day period ending on the trading day immediately preceding the effective date (the “stock price”).

The stock prices set forth in the first row of each table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the number of additional shares to be received per $1,000 original principal amount of notes due 2009:

Effective Date	Stock Price
	$5.85	$7.00	$8.00	$9.00	$10.00	$12.50	$15.00	$17.50	$20.00	$25.00	$30.00	$35.00

December 21, 2004	55.1	40.8	32.4	26.3	21.7	14.3	10.0	7.3	5.5	3.3	2.2	1.5

December 31, 2005	54.8	39.9	31.2	24.9	20.3	12.8	8.7	6.2	4.5	2.7	1.7	1.1

December 31, 2006	54.7	38.8	29.6	23.1	18.4	11.1	7.2	4.9	3.5	1.9	1.1	0.7

December 31, 2007	54.2	36.9	27.1	20.4	15.6	8.6	5.1	3.2	2.2	1.1	0.6	0.4

December 31, 2008	53.1	33.4	22.6	15.6	10.9	4.8	2.3	1.3	0.8	0.4	0.2	0.1

December 31, 2009	—	—	—	—	—	—	—	—	—	—	—	—

The following table sets forth the number of additional shares to be received per $1,000 original principal amount of notes due 2011:

Effective Date	Stock Price
	$5.85	$7.00	$8.00	$9.00	$10.00	$12.50	$15.00	$17.50	$20.00	$25.00	$30.00	$35.00

December 21, 2004	55.1	42.0	34.2	28.4	24.0	16.6	12.2	9.3	7.3	4.9	3.4	2.5

December 31, 2005	54.8	41.3	33.3	27.4	22.9	15.6	11.3	8.5	6.6	4.3	3.0	2.1

December 31, 2006	54.7	40.7	32.4	26.4	21.8	14.5	10.3	7.6	5.8	3.7	2.5	1.8

December 31, 2007	54.6	39.8	31.2	25.0	20.4	13.1	9.0	6.5	4.9	3.0	2.0	1.4

December 31, 2008	54.4	38.6	29.5	23.1	18.5	11.2	7.4	5.2	3.8	2.2	1.4	1.0

December 31, 2009	53.9	36.6	26.9	20.3	15.6	8.7	5.3	3.5	2.4	1.3	0.8	0.6

December 31, 2010	52.7	33.0	22.4	15.4	10.8	4.8	2.4	1.4	0.9	0.5	0.4	0.3

December 31, 2011	—	—	—	—	—	—	—	—	—	—	—	—

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is equal to or in excess of $35.00 per share (subject to adjustment), no additional shares will be issued upon conversion.

•	If the stock price is less than $5.85 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 170.9401 per $1,000 principal amount of notes, subject to adjustments in the same manner of the conversion rate as set forth under “—Conversion Rate Adjustments” below.

Conversion Rate Adjustments

We will adjust the conversion rate if any of the following events occurs:

•	we issue common stock as a dividend or distribution on our common stock;

•	we issue to all holders of common stock certain rights or warrants to purchase our common stock;

•	we subdivide or combine our common stock;

•	we distribute, to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding:

•	rights or warrants specified above; and

•	dividends or distributions specified above.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

If we distribute cash, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price of a share of our common stock on the record date, and (2) the denominator of which shall be the same price of a share on the record date less the per share amount of the distribution. “Current market price” shall mean the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purpose of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution; or

•	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights. We will not make any adjustment to the conversion rate to the extent the holders of notes participate in any of the transactions described above.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash, for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Material United States Federal Tax Considerations.”

We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “Material United States Federal Tax Considerations.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1 % in the conversion rate; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by Gateway

We are not permitted to redeem the notes of either series prior to their respective maturity dates.

Repurchase at Option of the Holder Upon a Designated Event

If a designated event occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the designated event. The notes will be repurchased in multiples of $1,000 principal amount.

We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued interest to, but excluding, the repurchase date. If the repurchase date falls after a record date and on or prior to the corresponding interest payment date, we will pay interest to the record holder on the relevant record date.

We will mail to all record holders a notice of a designated event within 10 days after it has occurred. We are also required to deliver to the, trustee a copy of the designated event notice. If you elect to require us to repurchase your notes, you must deliver to us or our designated agent, before the 30th day after the date of our designated event notice, your repurchase notice and any notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the repurchase date.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which 90% or more of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not at least 90% common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States nations’ securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the NASDAQ National Market or any similar United States system of automated dissemination of quotations of securities prices.

A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the NASDAQ National Market.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a designated event.

These designated event repurchase rights could discourage a potential acquirer of Gateway. However, this designated event repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “designated event” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to repurchase the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Our new credit agreement contains, and any future credit agreements or other agreements relating to our indebtedness may contain, provisions that may limit or prohibit a repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance the notes. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

In addition, if a designated event that is a fundamental change occurs at a time when we are prohibited from repurchasing notes for cash, we shall offer to holders to pay the repurchase price in shares of our common stock (or other common stock into which the notes are then convertible). The number of shares of common stock a holder will receive upon exercise of such option will equal the repurchase price divided by 95% of the average of the sale prices of our common stock (or other common stock into which the notes are then convertible) for the five trading days immediately preceding the second business day immediately preceding the repurchase date. We will use our reasonable efforts to ensure that all such shares of common stock, when delivered to holders, are registered under the Securities Act and listed on the primary national securities exchange or inter-dealer quotation system on which our common stock (or other common stock into which the notes are then convertible) is then listed (shares of common stock that satisfy such conditions are hereinafter referred to as “freely tradable stock”). In our notice to holders of the occurrence of a designated event, we will inform holders as to whether we are able to repurchase their notes for cash and if not, whether we expect to be able to deliver freely tradable stock upon the exercise of a holder’s repurchase right. If we have stated in such notice that we expect to be able to deliver freely tradable stock, holders that tender their notes for repurchase for stock will be permitted to withdraw their tendered notes if we are unable to deliver freely tradable stock at the time of repurchase.

Merger and Sale of Assets by Gateway

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of our obligations under the notes and the indenture; and

•	we or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

Each of the following constitutes an event of default under the indenture:

•	we fail to pay principal or premium, if any, when due upon repurchase or otherwise on the notes;

•	we fail to pay any interest and additional interest, if any, on the notes, when due and such failure continues for a period of 30 days;

•	we fail to provide timely notice of a designated event;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice; or

•	certain events involving our bankruptcy, insolvency or reorganization.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or additional interest, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and additional interest, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and additional interest, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or additional interest, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payments of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

•	the trustee fails to comply with the request within 60 days after receipt.

If the outstanding notes are declared immediately due and payable as a result of an event of default (except as a result of an event of default arising from bankruptcy, insolvency or reorganization) at a time when we are prohibited from repurchasing notes, we shall, if so requested by any holder, pay the principal, premium, if any and additional interest, if any, on such holder’s outstanding notes in shares of our common stock (or other common stock into which the notes are then convertible). The number of shares of common stock a holder will receive will equal the sum of the principal, premium, if any, and additional interest, if any, divided by 95% of the average of the sale prices of our common stock (or other common stock into which the notes are then convertible) for the five trading days immediately preceding the second business day immediately preceding the payment date. We will notify holders within 10 days of an acceleration of the notes as a result of an event of default as to whether we expect to be able to repay their notes for cash and if not, whether we expect to be able to deliver freely tradable stock upon the exercise of by a holder of its right to receive as payment shares of our common stock (or other common stock into which the notes are then convertible). If we notify holders that we are unable to satisfy our payment obligations in cash, holders will have 30 days after they receive such notice to tender their notes for payment in stock. We will use our reasonable efforts to deliver freely tradable stock to holders in such an event and to deliver such shares of stock no less than seven trading days after and no more than 30 trading days after such the request by the holder. If we have stated in such notice that we expect to be able to deliver freely tradable stock, each holder that requested that we pay the principal, premium, if any and additional interest, if any, on such holder’s outstanding notes in shares of our common stock (or other common stock into which the notes are then convertible) shall be permitted to withdraw its request if we are unable to deliver freely tradable stock to such holder on the payment date.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest of any note;

•	reduce the principal amount or premium of any note;

•	reduce any amount payable upon repurchase of any note;

•	adversely change our obligation to repurchase any note at the option of a holder or upon a designated event;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

We and the trustee may modify or amend the indenture and the notes without the consent of any holder in order to, among other things:

•	provide for our successor pursuant to a consolidation, merger or sale of assets;

•	add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us by the indenture including, without limitation, surrendering the right to satisfy our obligation in respect of the principal amount of notes in shares of our common stock;

•	provide for a successor trustee with respect to the notes;

•	cure any ambiguity or correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision;

•	add any additional events of default with respect to the notes;

•	secure the notes;

•	increase the conversion rate, provided that the increase is in accordance with the terms of the indenture or will not adversely affect the interests of the holders of the notes;

•	supplement any of the provisions of the indenture to such extent as shall be necessary to permit or facilitate the discharge of the notes, provided that such change or modification does not adversely affect the interests of the holders of the notes;

•	make any changes or modifications necessary in connection with the registration of the notes under the Securities Act as contemplated in the registration rights agreement, provided that such change or modification does not adversely affect the interests of the holders of the notes; or

•	add or modify any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary and desirable and which will not adversely affect the interests of the holders of the notes.

Form, Denomination and Registration

The notes have been issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and multiples of $1,000.

Global Note, Book-Entry Form

The notes are evidenced by one or more global notes. We have deposited the global note or notes with DTC and registered the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest on the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

We will issue notes in definitive certificate form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Securities and Exchange Act of 1934, as amended, and a successor depositary is not appointed by us within 90 days;

•	an event of default shall have occurred and the maturity of the notes shall have been accelerated in accordance with the terms of the notes and any holder shall have requested in writing the issuance of definitive certificated notes; or

•	we have determined in our sole discretion that notes shall no longer be represented by global notes.

Registration Rights of the Noteholders

The registration statement of which this prospectus forms a part has been filed under the terms of a registration rights agreement, which we entered into with the initial purchasers of the notes. Pursuant to the agreement, we agreed, for the benefit of the holders of the notes and the shares issuable upon conversion of the notes that we would, at our expense, file a shelf registration statement with the SEC covering resale of the registrable securities not later than March 31, 2005, and that we would use our reasonable efforts to cause the shelf registration statement to become effective within 180 days of December 21, 2004, and that we would use our reasonable efforts to keep the shelf registration statement effective until the earlier of:

•	all of the registrable securities have been sold pursuant to the shelf registration statement or Rule 144 under the Securities Act; and

•	the expiration of the holding period under Rule 144(k) under the Securities Act, or any successor provision.

When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act and the resale of the registrable securities in accordance with the registration statement;

•	the expiration of the holding period under Rule 144(k) under the Securities Act; and

•	the sale of the registrable securities to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A.

We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 45 days in any three-month period; or

•	an aggregate of 120 days for all periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings, recapitalizations, business combinations or other similar transactions, or reviews by the SEC of our periodic reports.

We will pay additional interest if the shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above:

•	on the notes at an annual rate equal to 0.25% of the aggregate principal amount of the notes outstanding until the registration statement is filed or made effective or during the additional period the prospectus is unavailable for the first 90 days after the occurrence of the event and 0.50% thereafter; and

•	on the common stock that has been converted, at an annual rate equal to 0.25% of an amount equal to $1,000 divided by the conversion rate during such periods for the first 90 days after the occurrence of the event and 0.50% thereafter.

In no event shall additional interest accrue at an annual rate in excess of 0.50%.

We will pay such additional interest semiannually in arrears, with the first semiannual additional interest payment date on the first June 30 or December 31 to occur after the date on which such additional interest begins to accrue.

A holder who elects to sell registrable securities pursuant to the shelf registration statement of which this prospectus is a part will be required to:

•	be named as a selling holder in this prospectus;

•	deliver this prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the registration rights agreement we will:

•	pay all customary expenses of the shelf registration statement;

•	provide each beneficial holder copies of this prospectus;

•	notify holders when the shelf registration statement of which this prospectus is a part has become effective; and

•	take other reasonable actions as are legally required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

The plan of distribution of this prospectus permits sales of registrable securities by selling security holders through brokers and dealers.

This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Information Concerning the Trustee

We have appointed U.S. Bank National Association, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Governing Law

The indenture, the notes and the registration rights agreement will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF OTHER INDEBTEDNESS

On October 30, 2004, Gateway, Inc., as a borrower, entered into a credit agreement with certain of our subsidiaries, also as borrowers (such subsidiaries and Gateway, Inc. collectively, the “borrowers”), and certain of our other subsidiaries, as guarantors (such subsidiaries and the borrowers, collectively, the “credit parties”), the other lenders signatory thereto and General Electric Capital Corporation, for itself as lender and as agent for the lenders. The credit agreement provides for a revolving credit facility (including a letter of credit sub-facility) of up to an aggregate of $200 million. Borrowings under the credit agreement will bear interest, at our election, based on LIBOR or a base rate.

Gateway, each other borrower and each other credit party guaranteed the obligations of the other borrowers under the credit agreement. The obligations under the credit agreement are secured by substantially all of the credit parties’ accounts receivable, inventory and certain deposit accounts into which certain accounts receivable are initially deposited.

If not earlier terminated pursuant to its terms, the credit agreement will expire on October 31, 2009, at which time all outstanding amounts under the credit agreement will be due and payable. The credit agreement contains usual and customary covenants for transactions of this type and an obligation of the credit parties to maintain $150 million in the aggregate of unrestricted cash or the cash equivalents. In the event of a default by Gateway, Inc. or the other credit parties, the agent may, and at the direction of the requisite number of lenders shall, among other things, terminate the lenders’ commitments to make loans under the credit agreement, declare the obligations under the credit agreement immediately due and payable and enforce any and all rights of the lenders or agent under the credit agreement and the related documents. For certain events of default related to insolvency and receivership, the commitments of the lenders are automatically terminated and all outstanding obligations become immediately due and payable.

DESCRIPTION OF CAPITAL STOCK

As of June 1, 2005, our authorized capital stock was 1,006,000,000 shares. Those shares consisted of: (a) 1,000,000,000 shares of common stock, par value $0.01 per share, of which 371,137,315 shares were outstanding; (b) 1,000,000 shares of Class A common stock, par value $0.01 per share, none of which were outstanding; (c) 5,000,000 shares of preferred stock, par value $0.01 per share, of which (i) 1,000,000 shares were designated Series B Junior Participating Preferred Stock, none of which were outstanding, and (ii) the remaining 4,000,000 shares were undesignated and not outstanding.

The description of our common stock is included in our Registration Statement on Form 8-A which was filed with the SEC on May 15, 1997. We filed a description of our preferred share purchase rights in a Form 8-A filed with the SEC on February 4, 2000. We have incorporated our Registration Statements on Form 8-A by reference into this prospectus.

Common Stock

Our outstanding shares of common stock are registered on the New York Stock Exchange. Dividends may be declared on the common stock by our board of directors out of legally available funds, subject to the prior rights of any holders of preferred stock. In addition, under our new credit agreement, we would be prohibited from paying dividends on our common stock if we do not maintain at least $200 million of unrestricted cash or the cash equivalents or if our excess cash flow (as defined in the credit agreement) is less than zero. Any dividends paid on the common stock will be paid in an equal amount to the holder of each share of common stock. Holders of common stock do not have any pre-emptive rights nor any liquidation or conversion rights. There are no redemption or sinking fund provisions and there is no liability to further calls or to assessments by us. Holders of common stock are entitled to one vote per share for each share held of record at all meetings of stockholders.

Class A Common Stock

Our board of directors also has the authority, without further stockholder approval, to provide for the issuance of up to 1,000,000 shares of Class A common stock. All shares of common stock and Class A common stock are identical and will entitle the holder to the same rights and privileges, except the holders of Class A common stock shall not have voting rights. In addition, we can convert any and all shares of outstanding Class A common stock into an equal number of shares of common stock and the holders of Class A common stock can convert at their option any or all of their shares into an equal number of shares of common stock.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series, and to fix the rights, preferences, privileges and restrictions, including without limitation, those relating to any dividend, conversion, voting, redemption rights and terms, liquidation preferences and sinking fund terms, without any further vote or action by our stockholders. The provisions of any preferred stock could adversely affect the voting power of the holders of common stock and could, among other things, have the effect of delaying, deferring or preventing a change in control of us.

Series B Junior Participating Preferred Stock

On January 19, 2000, we declared a dividend of one preferred share purchase right for each share of our common stock outstanding. The description and terms of the rights are set forth in a Preferred Share Purchase Rights Plan (the “Rights Plan”) between us and UMB Bank, N.A., as rights agent. Pursuant to the Rights Plan, each right entitles the registered holder to purchase from us a one one-thousandth share of Series B Junior Participating Preferred Stock, $0.01 par value per share, at a purchase price of $350. In general, with certain exceptions, the rights are exercisable only if a person or group (an “Acquiring Person”) acquires beneficial ownership of 15% or more of our outstanding shares of common stock. Upon exercise, holders, other than an Acquiring Person, will have the right, subject to termination, to receive our common stock or other securities, cash or other assets having a market value, as defined, equal to twice such purchase price. The rights, which expire on January 18, 2010, are redeemable in whole, but not in part, at our option for a price of $0.001 per right. We designated 1,000,000 shares of preferred stock as Series B Junior Participating Preferred Stock and reserved such shares for issuance upon exercise of the rights under the Rights Plan. At December 31, 2004, no shares of Series B Junior Participating Preferred Stock were outstanding.

The rights may have anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire or merge with us in most cases. Accordingly, the existence of the rights may deter a potential acquirer from making a takeover proposal or tender offer. The rights should not interfere with any merger or other business combination approved by our board of directors since we may redeem the rights as described above and since a transaction approved by our board of directors would not cause the rights to become exercisable.

Options

On May 16, 1996, our shareholders approved and we adopted a long-term incentive equity plan (as amended, the “1996 Employee Plan”) which has since terminated, and a non-employee director stock option plan (as amended, the “1996 Non-Employee Director Plan,” and together with the 1996 Employee Plan, the “1996 Plans”). The 1996 Non-Employee Director Plan provides for the granting of options to non-employee directors to purchase up to 600,000 shares of common stock and an annual grant of an option to purchase 24,000 shares of common stock immediately following each annual meeting of stockholders. Unless terminated earlier by the board of directors, the 1996 Non-Employee Director Plan terminates on the 10th anniversary of the adoption of such plan. On May 18, 2000, our shareholders approved and we adopted an equity incentive plan (the “2000 Plan”). The 2000 Plan provides for the granting of options to purchase up to 16,000,000 shares of common stock to our officers, employees, directors, consultants and advisors which amount shall be increased by 5 percent a year or by such greater amount as is determined by the board of directors plus any shares that had been available for issuance under the 1996 Employee Plan or our 1993 Stock Option Plan. In addition, subject to certain exceptions, the 2000 Plan incentive stock options may not be granted at a price less than the fair market value on the date of grant. Unless terminated earlier by the compensation committee of the board of directors, the 2000 Plan terminates at the close of business January 18, 2010. At December 31, 2004, options to purchase 63.6 million shares of common stock were outstanding under the 1996 Plans and the 2000 Plan at a weighted average exercise price of $10.50 per share. 21.1 million shares were available for grant under the 1996 Non-Employee Director Plan and the 2000 Plan. Options may no longer be granted under the 1996 Employee Plan.

Warrants

We issued warrants to purchase 850,191 and 624,750 shares of common stock in exchange for certain consulting services during 2002 and 2001, respectively. As of the date of this prospectus, the warrants are outstanding and exercisable. The exercise price of the warrant issued in 2001 is $8.92 per share and it expires on September 4, 2005. The exercise price of the warrant issued in 2002 is $5.97 and expires April 5, 2006.

Registration Rights

On March 22, 2005, we entered into a registration rights agreement with Mr. Theodore W. Waitt, the former chairman of our board of directors, pursuant to which we granted Mr. Waitt and certain permitted transferees two demand registration rights in respect of shares of our common stock held by Mr. Waitt on the date of such registration rights agreement in return for his waiver of “piggy-back” registration rights with respect to the resale registration statement of which this prospectus is a part. Mr. Waitt retains “piggy-back” registration rights under the pre-existing registration rights agreement.

In connection with our acquisition of eMachines, certain former stockholders and employees of eMachines received 47,588,221 shares of our common stock (net of shares withheld for tax withholding purposes). Incident to the acquisition of eMachines, we entered into a Stockholders’ and Registration Rights Agreement, dated March 11, 2004, with the former stockholder and certain employees of eMachines (the “Stockholders’

Agreement”) pursuant to which we agreed to register for resale our shares of common stock acquired by them, subject to the terms and conditions therein. A resale shelf registration for our shares of common stock acquired by them was declared effective on September 10, 2004.

The Stockholders’ Agreement restricts Lap Shun (John) Hui, Wayne R. Inouye, Adam A. Andersen, Robert V. Davidson, Edward Fisher, John Goldsberry, Gregory Memo and Michael Zimmerman (the “Restricted Stockholders”) from transferring, selling, assigning, encumbering or otherwise disposing of a certain percentage of their shares of our common stock over a period of two years from the closing date of the merger with eMachines, except in accordance with the terms and conditions of the Stockholders’ Agreement. Collectively, the Restricted Stockholders own approximately 12.6% of our shares.

On June 11, September 11, and December 11, 2004 and March 11, 2005, 12.5% of each Restricted Stockholder’s shares were released from such transfer restrictions, and on the last day of each subsequent three-month period, an additional 12.5% of the shares will no longer be subject to transfer restrictions, with the result that on the second anniversary of the acquisition of eMachines, none of the Restricted Stockholders’ shares will be subject to transfer restrictions. In addition, the shares will no longer be subject to transfer restrictions upon the occurrence of specified events as defined in the Stockholders’ Agreement.

Certain Provisions of Restated Certificate of Incorporation and Bylaws

Classified board. Our restated certificate of incorporation divides our board of directors into three classes, each class to be as nearly equal in number of directors as possible. At each annual meeting of stockholders, directors in a class will be elected by the holders of a majority of the shares of common stock represented at the meeting and entitled to vote for three year terms to succeed the directors of that class whose terms are expiring.

Number of directors; removal; vacancies. The number of directors constituting the board will never be less than one and will be determined by resolution of the board of directors. Any action or vote of the stockholders to ‘increase the number of directors in excess of the maximum number of directors then in effect shall require a supermajority vote of not less than 80% of the shares entitled to act or vote.

The Delaware General Corporation Law requires that our directors may be removed from office only for cause because our board of directors is divided into three classes. Our restated certificate of incorporation provides that cause shall mean willful and gross misconduct by a director that is materially adverse to our best interests as determined conclusively by a majority of disinterested directors. In addition, vacancies and newly-created directorships on the board of directors may be filled by a majority vote of the remaining directors.

Amendment of bylaws. Our restated certificate of incorporation expressly authorizes our board of directors to alter or repeal our bylaws as it shall deem expedient and in our best interests and to the extent permitted by law.

Advance notice provisions for stockholder nominations and proposals; written consents. Our bylaws require advance written notice for stockholders to nominate persons for election as directors at, or to bring other business before, any meeting of stockholders and to take action by written consent. These bylaw provisions limit the ability of stockholders to make nominations of persons for election as directors, to introduce other proposals unless we are notified in a timely manner prior to the meeting or to effect corporate actions by written consent.

Rights Plan. Our Rights Plan may discourage any potential acquirer from acquiring more than 15 percent of our outstanding common stock since, upon this type of acquisition without approval of our board of directors, all other common stockholders will have the right to purchase a specified amount of our common stock at a substantial discount from market price, thus significantly increasing the acquisition cost to a potential acquirer. See, “—Preferred Stock-Series B Junior Participating Preferred Stock.”

Issuance of preferred stock. Our restated certificate of incorporation provides our board of directors with the authority to establish shares of preferred stock and to set the voting rights, preferences and other terms thereof.

The existence of these provisions in our restated certificate of incorporation and bylaws may be disadvantageous to stockholders to the extent they discourage takeovers in which stockholders might receive a substantial premium for some or all of their shares. Stockholders not affiliated with management who desire to participate in such a takeover may not have the opportunity to do so, even when such stockholders believe participation in such a transaction to be in their best interest. Also, such provisions may reduce temporary fluctuations in the market price of the common stock that may accompany takeover offers, speculation of takeover offers or the accumulation of large blocks of common stock and thereby deprive stockholders of an opportunity to sell their stock at a temporarily higher price. In addition to reducing temporary market fluctuations, such provisions could potentially depress the market price of shares of common stock and may have the effect of discouraging changes in control, particularly those that are opposed by our incumbent management and/or board of directors, even if a majority of stockholders desire the change in control. Such provisions could also prevent the removal of management.

The Delaware Business Combination Act

In general, Section 203 of the Delaware General Corporation Law (known as the Delaware Business Combination Act) prohibits a public Delaware corporation from engaging in a merger, asset sale or similar transaction with “interested” stockholders. An interested stockholder is one who owns, alone or together with affiliates, or within the three-year period prior to the date of determination, did own, 15% or more of the corporation’s voting stock, unless the business combination is approved in a prescribed manner or the transaction by which the person acquired such shares was approved by the corporation’s board of directors. An interested stockholder would be one for a period of three years after the date of the transaction in which the person acquire such interest. We have elected not to be governed by Section 203 because we believe that Section 203 could operate to prevent a business combination supported by a majority of our stockholders.

Limitation of Liability

As permitted by the Delaware General Corporate Law, the restated certificate of incorporation include provisions eliminating the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Delaware law. The provision does not affect the availability of equitable remedies for a breach of duty of care, such as an action to enjoin or rescind a transaction involving breach of fiduciary duty. However, in certain circumstances equitable remedies may not be available as practical matter. While this provision may be amended or repealed in the future, such change would only have as effect on liabilities arising after such change. In addition, the restated certificate of incorporation and bylaw include provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law including under circumstances in which indemnification is otherwise discretionary. The bylaws permit our board of directors to grant indemnification to employees and agents to the fullest extent permitted by Delaware law.

We have obtained directors and officers liability insurance against certain claims made in the aggregate amount of up to $75 million per loss and per year. In addition, the limited liability provisions in the restated certificate of incorporation with respect to directors and the indemnification provisions in the bylaws with respect to directors and officers may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. Such provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise have benefited us and our stockholders. Furthermore, a stockholder’s investment in us may be adversely affected to the extent that costs of settlement and damage awards against our directors and officers are paid by us pursuant to the indemnification provisions contained in the bylaws described above.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors officers or persons controlling Gateway pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is UMB Bank, N.A. Its address is UMB Bank, N.A. Securities Division, P.O. Box 410064, Kansas City, Mo. 64141-0064, its telephone number is (816) 221-0431 and its email address is sec_xfer@umb.com.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

The following are the material United States federal tax consequences of ownership and disposition of the notes and our common stock into which the notes may be converted. This discussion is limited to holders who hold the notes and common stock into which the notes may be converted as capital assets and who acquire the notes from a selling holder as described under “Selling Holders” pursuant to an offering of such notes under this prospectus in the first sale of such notes by such selling holder after the notes are first registered with the SEC.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities;

•	persons holding notes as part of a straddle, hedge, conversion or similar transaction;

•	United States Holders (as defined below) whose functional currency is not the United States dollar;

•	partnerships or other entities classified as partnerships for United States federal income tax purposes; or

•	persons subject to the alternative minimum tax.

This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. Persons considering the purchase of notes should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to United States Holders

As used in this prospectus, the term “United States Holder” means a beneficial owner of a note that is, for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Payments of Interest

Interest paid on a note will be taxable to a United States Holder as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of accounting for federal income tax purposes.

A United States Holder may make an election to include in gross income all interest that accrues on a note (including stated interest, additional interest, market discount and de minimis market discount, as adjusted by any amortizable bond premium) in accordance with a constant yield method based on the compounding of interest (a “constant yield election”). Such election may be revoked only with the permission of the Internal Revenue Service.

Additional Interest and Make Whole Payment

We may be required to pay additional interest if we fail to comply with certain obligations under the registration rights agreement. See “Description of Notes—Registration Rights of the Noteholders.” Additionally, we may be required to pay additional shares as a make whole payment upon the occurrence of a designated event that is also a fundamental change. See “Description of Notes—Conversion of Notes—Make Whole Payment Upon the Occurrence of a Designated Event that is also a Fundamental Change,” and “Description of Notes—Repurchase at Option of the Holder Upon a Designated Event.”

Although the issue is not free from doubt, we intend to take the position that the possibility of payments of either additional interest or additional shares does not result in the notes being treated as contingent payment debt instruments under the applicable Treasury Regulations. Our determination in this regard is binding on a United States Holder unless such holder discloses a contrary position to the Internal Revenue Service (“IRS”). This position, however, is not binding on the IRS. If the IRS takes a contrary position from that described above, then a United States Holder may be required to accrue interest income based upon a “comparable yield,” regardless of the holder’s method of accounting. Such yield would be higher than the stated coupon on the notes. In addition, any gain on the sale, exchange, retirement or other taxable disposition of the notes (including any gain realized on the conversion of a note) may be recharacterized as ordinary income. United States holders should consult their tax advisors regarding the tax consequences of the notes being treated as contingent payment debt instruments. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

If we become obligated to pay additional interest, we intend to take the position that such amounts would be treated as ordinary interest income and taxed as described under “—Payments of Interest” above. In the event that additional shares are paid as a make whole payment, such payment should be included in the amount realized by the holder on conversion or repurchase of the notes.

Market Discount

If a United States Holder purchases a note for an amount that is less than its stated redemption price at maturity (i.e. the par amount of the note), the amount of the difference will be treated as market discount for federal income tax purposes, unless this difference is less than a specified de minimis amount.

A United States Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the market discount accrued on the note at the time of the payment or disposition unless this market discount has been previously included in income by the United States Holder pursuant to an election by the United States Holder to include market discount in income as it accrues, or pursuant to a constant yield election by the United States Holder as described under “—Payments of Interest” above. If the note is disposed of in certain nontaxable transactions (not including its conversion into common stock), accrued market discount will be included as ordinary income to the United States Holder as if such Holder had sold the note in a taxable transaction at its then fair market value. In addition, the United States Holder may be required to defer, until the maturity of the note or its earlier disposition (including certain nontaxable transactions, but not including its conversion into common stock), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note.

Upon conversion of a note acquired at a market discount, any market discount not previously included in income (including as a result of the conversion) will carryover to the common stock received. Any such market discount that is carried over to common stock received upon conversion will be taxable as ordinary income upon the sale or other disposition of the common stock. To the extent that a United States Holder receives cash upon conversion of a note, the United States Holder will be required to recognize ordinary income to the extent of the market discount accrued on the note at the time of the conversion.

Amortizable Bond Premium

If a United States Holder’s tax basis in a note, immediately after the purchase, is greater than the stated redemption price at maturity of the note, the Holder will be considered to have purchased the note with amortizable bond premium. In general, amortizable bond premium with respect to any note will be equal in amount to the excess, if any, of the tax basis (reduced as set forth in the following sentence) over the stated redemption price at maturity of the note. For this purpose only, a holder’s tax basis in a note is reduced by an amount equal to the value of the option to convert the note into common stock; the value of this conversion option may be determined under any reasonable method. The United States Holder may elect to amortize any such bond premium, using a constant yield method, over the remaining term of the note. A United States Holder may generally use the amortizable bond premium allocable to an accrual period to offset qualified stated interest required to be included in such Holder’s income with respect to the note in that accrual period. A United States Holder who elects to amortize bond premium must reduce its tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the United States Holder and may be revoked only with the consent of the Internal Revenue Service.

If a Holder makes a constant yield election (as described under “—Payments of Interest” above) for a note with amortizable bond premium, such election will result in a deemed election to amortize bond premium for all of the Holder’s debt instruments with amortizable bond premium and may be revoked only with the permission of the Internal Revenue Service with respect to debt instruments acquired after revocation.

Sale, Exchange or Retirement of the Notes

Upon the sale, exchange or retirement of a note (other than a conversion into common stock), a United States Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the holder’s adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest as described under “—Payments of Interest” above. Subject to the discussion above concerning market discount, gain or loss realized on the sale, exchange or retirement of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the note has been held for more than one year. If you are a non-corporate United States Holder, long-term capital gains will be subject to reduced rates of taxation. Your ability to deduct capital losses may be limited.

Conversion of the Notes Solely into Common Stock

A United States Holder’s conversion of a note solely into common stock (other than cash in lieu of fractional share of common stock) will not be a taxable event. The receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the United States Holder’s tax basis in the fractional share), and the fair market value of common stock received with respect to accrued interest will be taxed as a payment of interest as described under “—Payments of Interest” above.

In such circumstances, a United States Holder’s tax basis in our common stock received upon conversion of a note (other than common stock received with respect to accrued interest, but including any basis allocable to a fractional share) will be the same as the United States Holder’s basis in the note at the time of conversion. The tax basis of common stock received with respect to accrued interest will be the amount of such interest. The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share will generally equal the difference between the cash received in lieu of the fractional share and the United States Holder’s tax basis in such fractional share. A holder’s tax basis in a fractional share will be determined by allocating the holder’s tax basis in the common stock between the common stock received upon conversion and the fractional share, in accordance with their respective fair market values.

The United States Holder’s holding period for our common stock received upon conversion will include the period during which such holder held the notes, except that the holding period of any common stock received with respect to accrued interest will commence on the day after conversion.

Conversion of the Notes into Cash

If a United States Holder converts a note and we deliver solely cash, the holder will recognize gain or loss in the same manner as if such holder had disposed of the note in a taxable disposition as described under “—Sale, Exchange or Retirement of the Notes” above.

Conversion of the Notes into Common Stock and Cash

If a United States Holder converts a note and we deliver a combination of our common stock and cash (and such cash is not delivered merely in lieu of a fractional share), we intend to take the position (and the following discussion assumes) that the conversion will be treated as a recapitalization for United States federal income tax purposes, although the tax treatment is uncertain.

Assuming such treatment, a United States Holder will recognize gain, but not loss, equal to the excess of the sum of the fair market value of our common stock and cash received (other than amounts attributable to accrued interest, which will be treated as such as described under “—Payments of Interest” above) over such holder’s adjusted tax basis in the note, but in no event will the gain recognized exceed the amount of cash received (excluding cash attributable to accrued interest or received in lieu of a fractional share).

In such circumstances, a United States Holder’s tax basis in our common stock received upon a conversion of a note (other than common stock received with respect to accrued interest, but including any basis allocable to a fractional share) will equal the tax basis of the note that was converted, reduced by the amount of cash received (excluding cash received in lieu of a fractional share and cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). The receipt of cash in lieu of a fractional share will be treated in the same manner as described above under “—Conversion of the Notes Solely into Common Stock.”

A United States Holder’s holding period for our common stock received upon conversion will include the period during which such holder held the notes, except that the holding period of any common stock received with respect to accrued interest will commence on the day after conversion.

If the conversion were not treated as a recapitalization, the cash payment received on conversion would be treated as proceeds from a sale of a portion of the note, and taxed in the manner described under “—Sale, Exchange or Retirement of the Notes” above. In such case, the holder’s basis in the note would be allocated pro rata between the common stock and cash received, in accordance with their fair market value.

United States Holders should consult their tax advisors regarding the tax treatment of the receipt of cash and our common stock for notes upon conversion.

Constructive Dividends

If at any time we were to make a distribution of cash or property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes were increased, such increase would be deemed to be the payment of a taxable dividend to holders of the notes to the extent of our current and accumulated earnings and profits, notwithstanding the fact that the holders do not receive a cash payment.

If the conversion rate is increased at our discretion or in certain other circumstances (including in connection with the payment of additional shares), such increase also may be deemed to be the payment of a taxable dividend to holders, notwithstanding the fact that the holders do not receive a cash payment. In certain circumstances the failure to make an adjustment of the conversion rate under the indenture may result in a taxable distribution to holders of our common stock.

Any deemed distribution will be taxable as a dividend, return of capital or capital gain in accordance with the tax rules applicable to corporate distributions, but may not be eligible for the reduced rates of tax applicable to certain dividends paid to individual holders or the dividends-received deduction applicable to certain dividends paid to corporate holders.

Generally, a reasonable increase in the conversion rate in the event of stock dividends or distributions of rights to subscribe for our common stock will not be a taxable constructive dividend.

Taxation of Distributions on Common Stock

Distributions paid on our common stock received upon a conversion of a note, other than certain pro rata distributions of common stock, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under United States federal income tax principles) and will be included in income by the United States Holder and taxable as ordinary income when received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the United States Holder’s investment, up to the United States Holder’s basis in the common stock. Any remaining excess will be treated as a capital gain. Dividends received by non-corporate United States Holders in tax years prior to 2009 will be eligible to be taxed at reduced rates if the holder meets certain holding period and other applicable requirements. Dividends received by a corporate United States Holder will be eligible for the dividends-received deduction if the holder meets certain holding period and other applicable requirements.

Sale or Other Disposition of Common Stock

Subject to the discussion above concerning market discount, gain or loss realized by a United States Holder on the sale or other disposition of our common stock received upon conversion of a note will be capital gain or loss for United States federal income tax purposes, and will be long-term capital gain or loss if the United States Holder’s holding period for the common stock is more than one year. The amount of the United States Holder’s gain or loss will be equal to the difference between the United States Holder’s tax basis in the common stock disposed of and the amount realized on the disposition. If you are a non-corporate United States Holder, long-term capital gains will be subject to reduced rates of taxation. Your ability to deduct capital losses may be limited.

Backup Withholding and Information Reporting

Information returns will be filed with the Internal Revenue Service in connection with payments on the notes, dividends on the common stock and the proceeds from a sale or other disposition of the notes or the common stock. A United States Holder will be subject to United States backup withholding tax on these payments if the United States Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is furnished to the IRS.

Tax Consequences to Non-United States Holders

As used herein, the term “Non-United States Holder” means a beneficial owner of a note that is, for United States federal income tax purposes:

•	an individual who is classified as a nonresident alien for United States federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

“Non-United States Holder” does not include a Holder who is an individual present in the United States for 183 days or more in the taxable year of disposition of the notes or common stock and who is not otherwise a resident of the United States for United States federal income tax purposes. Such a holder should consult his or her own tax advisor regarding the United States federal income tax consequences of the sale, exchange or other disposition of the notes or common stock.

Payments on the Notes

Subject to the discussion below concerning backup withholding, payments of principal and interest (including interest deemed to be received upon conversion of the notes) on the notes accrued by a Non-United States Holder will not be subject to United States federal withholding tax, provided that, in the case of interest:

•	the holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner, as discussed below.

Certification Requirement

Interest on a note will not be exempt from withholding tax unless the beneficial owner of the note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person.

If a Non-United States Holder of a note is engaged in a trade or business in the United States, and if interest on the note is effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from the withholding tax discussed above, will generally be taxed in the same manner as a United States Holder (see “Tax Consequences to United States Holders” above), except that the holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These holders should consult their own tax advisors with respect to other United States tax consequences of the ownership and disposition of notes, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate).

Sale, Exchange or Other Disposition of Notes or Common Stock

Subject to the discussion below concerning backup withholding, a Non-United States Holder generally will not be subject to United States federal income tax on gain realized on a sale, exchange or other taxable disposition (including upon conversion of the notes) of notes or common stock, unless:

•	the gain is effectively connected with a trade or business of the Non-United States Holder in the United States; or

•	we are or have been within the shorter of the five-year period preceding such sale, exchange, or other disposition and the period during which the Non-United States Holder held the notes, a United States real property holding corporation, as defined in the Code.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

Constructive Dividends

If a Non-United States Holder were deemed to have received a constructive dividend (see “—Tax Consequences to United States Holders—Constructive Dividends” above), the Non-US. Holder generally would be subject to withholding tax at a 30% rate, subject to reduction by an applicable tax treaty, on the taxable amount of the dividend. To claim the benefit of a tax treaty, a Non-United States Holder must comply with all certification requirements necessary to qualify for treaty benefits. In the case of any constructive dividend, it is possible that the United States federal tax on this constructive dividend would be withheld from interest, shares of your common stock or sales proceeds subsequently paid or credited to a Non-United States Holder. A Non-United States Holder who is subject, to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

Taxation of Distributions on Common Stock

Dividends paid to a Non-United States Holder of common stock generally will be subject to United States withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under a treaty. A Non-United States Holder who is subject to withholding tax under such circumstances should consult its tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

If a Non-United States Holder of common stock is engaged in a trade or business in the United States, and if the dividends (or constructive dividends) are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from United States withholding tax, will generally be taxed in the same manner as a United States Holder (see “—Tax Consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the ownership of our common stock, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-United States Holders.

Federal Estate Tax

Subject to benefits provided by an applicable estate tax treaty, a note held by an individual who is a Non-United States Holder may be subject to United States federal estate tax upon the individual’s death if, at such time, interest payments on the note would have been:

•	subject to United States federal withholding tax (even if the W-8 BEN certification requirement described above under “—Certification Requirement” were satisfied); or

•	effectively connected to the conduct by the holder of a trade or business in the United States.

An individual Non-United States Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Information returns will be filed with the United States IRS in connection with payments on the notes and on the common stock. Unless the Non-United States Holder complies with certification procedures to establish that it is not a United States person, information returns may be filed with the United States IRS in connection with the proceeds from a sale or other disposition of the notes or common stock and the Non-United States Holder may be subject to United States backup withholding tax on payments on the notes and on the common stock or on the proceeds from a sale or other disposition of the notes or common stock. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a Non-United States Holder will be allowed as a credit against the Non-United States Holder’s United States federal income tax liability and may entitle the Non-United States Holder to a refund, provided that the required information is furnished to the IRS.

SELLING HOLDERS

The notes were originally issued and sold by us in December 2004 in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers thereof to be qualified institutional buyers (as defined in Rule 144A under the Securities Act). We used the net proceeds from the issuance of the notes to the initial purchasers to fund the repurchase of all of our outstanding Series C redeemable convertible preferred stock and Series A convertible preferred stock. The excess of the net proceeds after such repurchase was used for general corporate purposes.

Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible. When we refer to the “selling holder” in this prospectus, we mean those persons listed in the table below, as well as their transferees, pledgees or donees or their successors.

The selling holders listed in the table below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the tables below is presented. Information about the selling holders may change over time. Any changed information will be set forth in a post effective amendment. In addition, the conversion rate, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the notes are convertible may increase or decrease.

None of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. All of the notes are “restricted securities” under the Securities Act prior to their sale under this registration unless they have become eligible for resale under Rule 144(k).

We prepared the table below based on the information supplied to us by the selling holders named in the table and we have not sought to verify such information.

SELLING HOLDERS TABLE

The following tables contain information furnished to us by selling holders as of June 15, 2005, with respect to the selling holders and the principal amount of each series of notes and the underlying common stock beneficially owned by each selling holder that may be offered using this prospectus.

Name of Selling Holders of Notes Due 2009(3)	Natural Person with Voting or Investment Control	Principal amount of notes beneficially owned that may be sold hereby	Percentage of notes outstanding	Number of shares of common stock that may be sold hereby(1)	Percentage of common stock outstanding(2)
Acuity Master Fund, Ltd.	Howard Needle, David J. Harris	$6,815,000	4.54%	789,687	*
AHFP Context	Michael Rosen, William Fertig	$300,000	*	34,762	*
Arkansas PERS	Hare and Co.	$835,000	*	96,755	*
Astrazeneca Holdings Pension	Fuelship and Co.	$250,000	*	28,968	*
Barclays Global Investors Diversified Alpha Plus Fund	Michael A. Boyd	$295,000	*	34,183	*
Barnet Partners, Ltd.	John Wagner	$3,500,000	2.33%	405,562	*
BNP Paribas Arbitrage	Christian Menestrier	$350,000	*	40,556	*
CALAMOS Market Neutral Fund – CALAMOS Investment Trust	Nick Calamos	$5,550,000	3.70%	643,105	*
Canadian Imperial Holdings Inc.(4)	Publicly Held	$5,000,000	3.33%	579,374	*
Century Park Trust	John Wagner	$1,000,000	*	115,874	*
Citigroup Global Markets Inc.	Citigroup, Inc.	$4,415,000	2.94%	511,587	*
CNH CA Master Account, L.P.	Robert Krail, Mark Mitchell, Todd Pulvino	$1,500,000	1.00%	173,812	*
Consulting Group Capital Markets Funds	Publicly Held	$450,000	*	52,143	*
Context Convertible Arbitrage Fund, LP	Michael Rosen, William Fertig	$1,775,000	*	205,677	*
Context Convertible Arbitrage Offshore, Ltd.	Michael Rosen, William Fertig	$6,000,000	4.00%	695,249	*
CSS, LLC	Michael J. Carusillo, Clayton A. Struve, Nicholas D. Schoewe	$5,000,000	3.33%	579,374	*
Delaware PERS	Nap and Co.	$480,000	*	55,619	*
Deutsche Bank Securities Inc.	Thomas Sullivan	$12,750,000	8.50%	1,477,404	*
DKR Saturn Event Driven Holding Fund Ltd.	Ron Phillips	$14,750,000	9.83%	1,709,154	*
DKR Saturn Multi-Strategy Holding Fund Ltd.	Mike Cotton	$14,000,000	9.33%	1,622,248	*
DKR SoundShore Strategic Holding Fund Ltd.	Doug Teresko	$5,250,000	3.50%	608,343	*
Forest Fulcrum Fund LP	Michael A. Boyd	$229,000	*	26,535	*
Forest Global Convertible Fund, Ltd., Class A-5	Michael A. Boyd	$538,000	*	62,340	*
Forest Multi-Strategy Master Fund SPC	Michael A. Boyd	$313,000	*	36,268	*
Froley Revy Convertible Arbitrage Off Shore	Ann Houlihan	$500,000	*	57,937	*
Geode U.S. Convertible Arbitrage Fund	Vincent Gubitosi	$500,000	*	57,937	*
Grace Convertible Arbitrage Fund, Ltd.	Bradford Whitmore, Michael Brailn	$3,000,000	2.00%	347,624	*
Hallmark Convertible Securities Fund	Barnet and Co.	$50,000	*	5,793	*
HFR CA Global Opportunity Master Trust	Michael A. Boyd	$219,000	*	25,376	*
HFR RVA Performance Master Trust	Michael A. Boyd	$43,000	*	4,982	*
HighBridge International LLC(4)	Glenn Dubin, Henry Swieca	$2,000,000	1.33%	231,749	*
ICI American Holdings Trust	Northman and Co.	$180,000	*	20,857	*
JMG Capital Partners, LP	Jonathan M. Glaser	$1,400,000	*	162,224	*
Laurel Ridge Capital, LP	Van Nguyen, John Illuzzi, Andrew Mitchell, Nathaniel Newlin, Timothy Walton, Venkatesh Reddy	$500,000	*	57,937	*
LDG Limited	Robert Buttman, John Idone, George Esser, Paul Bucci, Bartholomew Tesoriero	$66,000	*	7,647	*

Name of Selling Holders of Notes Due 2009(3)	Natural Person with Voting or Investment Control	Principal amount of notes beneficially owned that may be sold hereby	Percentage of notes outstanding	Number of shares of common stock that may be sold hereby(1)	Percentage of common stock outstanding(2)
LTT Limited	Michael A. Boyd	$126,000	*	14,600	*
Lyxor/Context Fund Ltd.	Michael Rosen, William Fertig	$500,000	*	57,937	*
Lyxor/Forest Fund Limited	Michael A. Boyd	$481,000	*	55,735	*
Man Convertible Bond Master Fund, Ltd.	John Null, J.T. Hansen	$2,420,000	1.61%	280,417	*
MSS Convertible Arbitrage I	Robert Buttman, John Idone, George Esser, Paul Bucci, Bartholomew Tesoriero	$6,000	*	695	*
National Bank of Canada(4)	Michael Rosen, William Fertig	$1,225,000	*	141,946	*
Nuveen Preferred and Convertible Fund JQC	Buoy Anchor and Co.	$4,450,000	2.97%	515,643	*
Nuveen Preferred and Convertible Income Fund JPC	Microdock and Co.	$3,250,000	2.17%	376,593	*
OCLC Online Computer Library Center Inc.	Cede and Co.	$25,000	*	2,896	*
Peoples Benefit Life Insurance Company TEAMSTERS	John Wagner	$1,000,000	*	115,874	*
Putnam Convertible Income – Growth Trust(4)	Publicly Held	$2,500,000	1.67%	289,687	*
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio	Steve Katznelson, Gerald Stahlecker	$17,350,000	11.57%	2,010,429	*
RFE Company LLC	Simon Glick	$685,000	*	79,374	*
Satellite Convertible Arbitrage Master Fund, LLC	Leif Rosenblatt, Mark Sonnino, Gabriel Nechamkin, Christopher Tuzzo, Brian Kriftcher, Stephen Shapiro, David Ford	$4,000,000	2.67%	463,499	*
Sphinx Convertible Arbitrage SPC	Michael A. Boyd	$324,000	*	37,543	*
Sphinx Fund	Robert Buttman, John Idone, George Esser, Paul Bucci, Bartholomew Tesoriero	$105,000	*	12,166	*
St. Albans Partners Ltd.	John Wagner	$1,750,000	1.17%	202,781	*
St. Thomas Trading, Ltd.	John Null, J.T. Hansen	$1,830,000	1.22%	212,051	*
State of Oregon Equity	Westcoast and Co.	$2,375,000	1.58%	275,202	*
Syngenta AG	Reelbare and Co.	$105,000	*	12,166	*
TQA Master Fund, Ltd.	Robert Buttman, John Idone, George Esser, Paul Bucci, Bartholomew Tesoriero	$620,000	*	71,842	*
TQA Master Plus Fund, Ltd.	Robert Buttman, John Idone, George Esser, Paul Bucci, Bartholomew Tesoriero	$1,019,000	*	118,076	*
UBS AG London F/B/O HFS	Dominic Lynch	$12,500,000	8.33%	1,448,436	*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited	Publicly Held	$1,900,000	1.27%	220,162	*
Univest Convertible Arbitrage Fund II Ltd. (Norshield)	Michael Rosen, William Fertig	$250,000	*	28,968	*
Wolverine Asset Management	Robert Bellick	$4,000,000	*	463,499	*
Xavex Convertible Arbitrage 7 Fund	Robert Buttman, John Idone, George Esser, Paul Bucci, Bartholomew Tesoriero	$44,000	*	5,098	*
Yield Strategies Fund I, L.P.	John Wagner	$1,750,000	1.17%	202,781	*
Zurich Institutional Benchmarks Master Fund Ltd.	Robert Buttman, John Idone, George Esser, Paul Bucci, Bartholomew Tesoriero	$140,000	*	16,222	*

Total**		$150,000,000	100%	17,381,228	4.47%

*	Less than one percent.

**	The sum of the listed principal amount of notes beneficially owned by holders actually exceeds $150,000,000 because certain of the holders have transferred notes pursuant to Rule 144A or otherwise reduced their position prior to selling pursuant to this prospectus. As a result, we have received beneficial ownership information from additional holders without corresponding updates from the holders that sold notes to such additional holders. The maximum principal amount of notes that may be sold under this prospectus will not exceed $150,000,000.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 115.8749 shares per $1,000 principal amount of notes and cash payments in lieu of any fractional interest. However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion of Notes—Conversion Rate Adjustments” and “Description of Notes — Make Whole Payment Upon the Occurrence of a Designated Event that is also a Fundamental Change.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 371,137,315 shares of common stock outstanding as of June 1, 2005. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	For the purposes of this table, we have assumed that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate. Any unnamed security holders at the time of effectiveness of the registration statement will be identified by post-effective amendment.

(4)	The selling holder indicated to the Company that it is an affiliate of a registered broker-dealer.

Name of Selling Holders of Notes Due 2011(3)	Natural Person with Voting or Investment Control	Principal amount of notes beneficially owned that may be sold hereby	Percentage of notes outstanding	Number of shares of common stock that may be sold hereby(1)	Percentage of common stock outstanding(2)
Acuity Master Fund, Ltd.	Howard Needle & David J. Harris	$217,000	*	25,144	*
Advisory Convertible Arbitrage Fund (I) L.P.(4)	Publicly Held	$1,000,000	*	115,874	*
Argent Classic Convertible Arbitrage Fund L.P.	Nathanial Brown, Robert Richardson	$150,000	*	17,381	*
Argent Classic Convertible Arbitrage Fund II, L.P.	Nathanial Brown, Robert Richardson	$30,000	*	3,476	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	Henry. J. Cox	$720,000	*	83,429	*
Arkansas PERS	Hare and Co.	$535,000	*	61,993	*
Astrazeneca Holdings Pension	Fuelship and Co.	$160,000	*	18,539	*
Barnet Partners, Ltd.	John Wagner	$500,000	*	57,937	*
BNP Parisbas Arbitrage	Christian Menestrier	$2,850,000	1.90%	330,243	*
CC Convertible Arbitrage, Ltd.(4)	Daniel Asher, Allan Weine	$3,500,000	2.33%	405,562	*
Celebrity IAM Ltd.	Deepak Gulrajani	$1,450,000	*	168,018	*
Citigroup Global Markets Inc.	Citigroup, Inc.	$20,050,000	13.37%	2,323,291	*
CNH CA Master Account, L.P.	Robert Krail, Mark Mitchell, Todd Pulvino	$500,000	*	57,937	*
CSS, LLC	Michael J. Carusillo, Clayton A. Struve, Nicholas D. Schoewe	$1,000,000	*	115,874	*
DBAG London(4)	Patrick Corrigan	$5,850,000	3.90%	677,868	*
Delaware PERS	Nap and Co.	$305,000	*	35,341	*
Descartes Partners L.P.	Deepak Gulrajani	$700,000	*	81,112	*
Descartes Offshore Ltd.	Deepak Gulrajani	$2,850,000	1.90%	330,243	*
Froley Revy Convertible Arbitrage Off Shore	Ann Houlihan	$500,000	*	57,937	*
Geode U.S. Convertible Arbitrage Fund	Vincent Gubitosi	$500,000	*	57,937	*
Hallmark Convertible Securities Fund	Barnet and Co.	$30,000	*	3,476	*
Harbert Convertible Arbitrage Master Fund II, Ha.(4)	Jeff Parket, Michael Luce, Raymond Harbert	$3,000,000	2.00%	347,624	*
HighBridge International LLC(4)	Glenn Dubin, Henry Swieca	$3,000,000	2.00%	347,624	*
ICI American Holdings Trust	Northman and Co.	$115,000	*	13,325	*
JMG Capital Partners, LP	Jonathan M. Glaser	$2,000,000	1.33%	231,749	*
JMG Triton Offshore, Ltd.	Roger Richter, Johnathan M. Glaser	$2,750,000	1.83%	318,655	*

Name of Selling Holders of Notes Due 2011(3)	Natural Person with Voting or Investment Control	Principal amount of notes beneficially owned that may be sold hereby	Percentage of notes outstanding	Number of shares of common stock that may be sold hereby(1)	Percentage of common stock outstanding(2)
KBC Financial Products USA, Inc.	Publicly Held	$1,250,000	*	144,843	*
LDG Limited	Robert Buttman, John Idone, George Esser, Paul Bucci, Bartholomew Tesoriero	$403,000	*	46,697	*
Marathon Global Convertible Master Fund, Ltd.	Bruce Richards, Louis Hanover	$20,700,000	13.80%	2,398,610	*
McMahan Securities Co. L.P.	D. Bruce McMahan, Jay T. Glassman, Patricia Rancom, Scott Dillinger, Ronald Fertig, Norman L. Ziegler	$1,250,000	*	144,843	*
MSS Convertible Arbitrage I	Robert Buttman, John Idone, George Esser, Paul Bucci, Bartholomew Tesoriero	$40,000	*	4,634	*
Nuveen Preferred and Convertible Fund JQC	Buoy Anchor and Co.	$2,765,000	1.84%	320,394	*
Nuveen Preferred and Convertible Income Fund JPC	Microdock and Co.	$1,990,000	1.33%	230,591	*
OCLC Online Computer Library Center Inc.	Cede and Co.	$20,000	*	2,317	*
Peoples Benefit Life Insurance Company TEAMSTERS	John Wagner	$1,000,000	*	115,874	*
Putnam Convertible Income – Growth Trust(4)	Publicly Held	$3,500,000	2.33%	405,562	*
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio	Steve Katznelson, Gerald Stahlecker	$6,950,000	4.63%	805,330	*
RFE Company LLC	Simon Glick	$33,000	*	3,823	*
RHP Master Fund, Ltd.	Wayne Bloch, Peter Lockhart	$2,000,000	1.33%	231,749	*
Satellite Convertible Arbitrage Master Fund, LLC	Leif Rosenblatt, Mark Sonnino, Gabriel Nechamkin, Christopher Tuzzo, Brian Kriftcher, Stephen Shapiro, David Ford	$12,500,000	8.33%	1,448,436	*
Sphinx Fund	Robert Buttman, John Idone, George Esser, Paul Bucci, Bartholomew Tesoriero	$677,000	*	78,447	*
State of Oregon Equity	Westcoast and Co.	$1,510,000	1.01%	174,971	*
Syngenta AG	Reelbare and Co.	$70,000	*	8,111	*
Teachers Insurance and Annuity Association of America(4)	Teachers Insurance and Annuity Association of America	$15,500,000	10.33%	1,796,060	*
TQA Master Fund, Ltd.	Robert Buttman, John Idone, George Esser, Paul Bucci, Bartholomew Tesoriero	$3,901,000	2.60%	452,027	*
TQA Master Plus Fund, Ltd.	Robert Buttman, John Idone, George Esser, Paul Bucci, Bartholomew Tesoriero	$6,310,000	4.21%	731,170	*
Xavex Convertible Arbitrage 7 Fund	Robert Buttman, John Idone, George Esser, Paul Bucci, Bartholomew Tesoriero	$207,000	*	23,986	*
Xavex Convertible Arbitrage 10 Fund	Nathanial Brown, Robert Richardson	$100,000	*	11,587	*

Name of Selling Holders of Notes Due 2011(3)	Natural Person with Voting or Investment Control	Principal amount of notes beneficially owned that may be sold hereby	Percentage of notes outstanding	Number of shares of common stock that may be sold hereby(1)	Percentage of common stock outstanding(2)
Yield Strategies Fund II, L.P.	John Wagner	$1,000,000	*	115,874	*
Zurich Institutional Benchmarks Master Fund Ltd.	Robert Buttman, John Idone, George Esser, Paul Bucci, Bartholomew Tesoriero	$930,000	*	107,763	*
Sub Total		$136,868,000	91.25%	15,859,560	4.09%

All other holders of debt securities or future transferees, pledgees, donees, assignees or successors of any of those holders		$13,132,000	8.75%	1,521,669	*

Total		$150,000,000	100%	17,381,228	4.47%

*	Less than one percent.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 115.8749 shares per $1,000 principal amount of notes and cash payments in lieu of any fractional interest. However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion of Notes—Conversion Rate Adjustments” and “Description of Notes — Make Whole Payment Upon the Occurrence of a Designated Event that is also a Fundamental Change.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 371,137,315 shares of common stock outstanding as of June 1, 2005. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	For the purposes of this table, we have assumed that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate. Any unnamed security holders at the time of effectiveness of the registration statement will be identified by post-effective amendment.

(4)	The selling holder indicated to the Company that it is an affiliate of a registered broker-dealer.

PLAN OF DISTRIBUTION

The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. Gateway will not receive any of the proceeds from the sale of these securities. Unless otherwise permitted by law, if the notes or shares are to be sold by pledgees, donees or transferees of, or other successors in interest to the selling holders, then we must provide the seller with a prospectus supplement under Rule 424(b)(3) or other applicable provision of the Securities Act and/or file an amendment to this registration statement amending the list of selling holders to include the pledgee, transferee or other successors in interest as selling holders under this prospectus for delivery in connection with such sale.

The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	otherwise than on these exchanges or systems or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

The selling holders or their successors in interest may from time to time pledge or grant a security interest in some or all of the notes or shares of common stock and, if the selling holders default in the performance of their secured obligation, the pledgees or secured parties may offer and sell the notes or shares of common stock from time to time under this prospectus; however, in the event of a pledge or the default on the performance of a secured obligation by the selling holders, in order for the notes or shares of common stock to be sold under cover of the registration statement of which this prospectus is a part, unless permitted by law, we must provide the seller with a prospectus supplement under Rule 424(b)(3) or other applicable provision of the Securities Act and/or an amendment to such registration statement amending the list of selling holders to include the pledgee, transferee, secured party or other successors in interest as selling holders under this prospectus for delivery in connection with such sale.

The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is listed for trading on the New York Stock Exchange under the symbol “GTW.” We do not intend to list the notes for trading on any national securities exchange or on the New York Stock Exchange and can give no assurance about the development of any trading market for the notes.

In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Selling holders that are also registered broker-dealers who act in connection with the sale of notes or shares of common stock hereunder are “underwriters” within the meaning of the Securities Act and any commissions they receive and proceeds of any sale of notes or shares of common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling holder can presently estimate the amount of such compensation. Each of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and McMahan Securities Co. L.P. has informed Gateway that it is a registered broker-dealer, and as a result, it is an underwriter in connection with the sale of the notes. Selling holders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

Several of the selling holders are affiliates of broker-dealers. Each of these selling holders has informed Gateway that: (1) such selling holder purchased its notes in the ordinary course of business and (2) at the time that the notes were purchased, the selling holder had no agreements or understandings, directly or indirectly, with any person to distribute the notes.

The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement.

We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective for the period set forth above under “Description of Notes—Registration Rights of the Noteholders.” No sales may be made pursuant to this prospectus after such period unless we amend or supplement this prospectus to indicate that we have agreed to extend such period of effectiveness.

We have agreed, among other things, to bear all fees and expenses, other than selling expenses, commissions and discounts, and expenses of counsel to the selling holders not to exceed $20,000 in the aggregate, in connection with the registration and sale of the notes and the shares of common stock covered by the prospectus.

LEGAL MATTERS

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

The financial statements as of December 31, 2004 and for each of the three years in the period ended December 31, 2004 are incorporated in this prospectus by reference to our Annual Report on Form 10-K filed with the SEC on March 3, 2005. The financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for each of the two years in the period ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN ACCOUNTANTS

On March 4, 2004, Gateway was notified by PricewaterhouseCoopers LLP, Gateway’s independent registered public accounting firm for the year ended December 31, 2003, that it declined to stand for reelection as Gateway’s independent registered public accounting firm for the year ending December 31, 2004.

On April 7, 2004, the Audit Committee of the Board of Directors of Gateway appointed and engaged Deloitte & Touche LLP as Gateway’s independent accountant for the year ending December 31, 2004.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the Securities and Exchange Commission. We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the Securities and Exchange Commission are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov.

INCORPORATION BY REFERENCE

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including any filings after the date of this prospectus, until the selling holders have sold all of the notes or the underlying common stock to which this prospectus relates. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement. The documents incorporated by reference are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-22784);

•	Our Quarterly Report on Form 10-Q for the three months ended March 31, 2005 (File No. 000-22784);

•	Our Current Reports on Form 8-K filed on January 5, 2005, March 25, April 11, 2005, May 19, May 24 and June 6, 2005 (File No. 000-22784);

•	The description of the common stock contained in Form 8-A filed on May 15, 1997 (File No. 001-14500); and

•	The description of the preferred stock purchase rights contained in Form 8-A filed on February 4, 2000 (File No. 001-15671).

We will provide a copy of each of the documents incorporated by reference upon your request. Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in those documents. You may request, and we will provide, a copy of these filings at no cost to you, by writing or telephoning us at the following address and telephone number:

Corporate Secretary

Gateway, Inc.

7565 Irvine Center Drive

Irvine, CA 92618-2930

(949) 471-7000